Exhibit 10.1

FINAL EXECUTION COPY

Certain identified information has been excluded from the exhibit because it is both not material and is the type that the Registrant treats as private or confidential. Triple asterisks [***] denote exclusions.

EXCLUSIVE LICENSE AGREEMENT
This Exclusive License Agreement (the “Agreement”) is entered into as of November 30, 2023 (the “Execution Date”) by and between Skye Bioscience, Inc., a Nevada corporation, with an address of 11250 El Camino Real, Suite 100, San Diego, California, USA (“Skye”), and Tautomer Bioscience (Pty) Limited, a South African company with registered number 2016/450174/07 with an address of Woodmead North Office, 54 Maxwell Drive, Block B, Woodmead, 2191, Gauteng Province, South Africa (“Tautomer”). Skye and Tautomer are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.
RECITALS
Whereas, Skye has developed an amino acid ester prodrug of delta-9-tetrahydrocannabinol and possesses certain intellectual property related to such prodrug;
Whereas, Tautomer is a biopharmaceutical company focused on development of therapeutic products; and
Whereas, Skye desires to grant Tautomer an exclusive license, and Tautomer desires to obtain a license, to Develop, Manufacture and Commercialize Licensed Products in the Field in the Territory (as each such term is defined below).
Now, Therefore, in consideration of the foregoing premises and the mutual promises, covenants and conditions contained in this Agreement, the Parties agree as follows:
Article 1
DEFINITIONS
1.1“Accounting Standards” means either GAAP or IFRS, as designated and used by the applicable Party in preparing its financial statements from time to time.
1.2“Affiliate” means, with respect to a particular Party, a person, corporation, partnership, or other entity that controls, is controlled by or is under common control with such Party. For the purposes of this definition, the word “control” (including, with correlative meaning, the terms “controlled by” or “under common control with”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of more than fifty percent (50%) of the voting stock of such entity, or by contract or otherwise.
1.3“Anti-Corruption Laws” has the meaning set forth in Section 10.6(a).
1.4“Business Day” means a day other than Saturday, Sunday or any day that banks in San Diego, California, United States, South Africa are required or permitted to be closed.
1.5“Buy-Out Fee” has the meaning set forth in Section 13.3.

1.6“Calendar Quarter” means the four quarters of a Calendar Year, each Calendar Quarter starting on January 1, April 1, July 1 and October 1, except that the first Calendar Quarter of the Term shall commence on the Effective Date and the last Calendar Quarter of the Term shall end on the last day of the Term.
1.7“Calendar Year” means the period beginning on January 1 and ending on December 31, except for the first Calendar Year of the Term that shall begin on the Effective Date and end on December 31 of the year during which the Effective Date occurs, and the last Calendar Year of the Term shall commence on January 1 of the year in which the Term ends and end on the last day of the Terms.
1.8“Change of Control” means, with respect to a Party: (a) the sale of all or substantially all of its assets or all of its assets relating to this Agreement; (b) a merger, reorganization or consolidation involving such Party in which the holders of the voting securities of such Party outstanding immediately prior thereto cease to beneficially own at least fifty percent (50%) of the combined voting power of the surviving entity, directly or indirectly, immediately after such merger, reorganization or consolidation; or (c) a transaction in which an entity or individual, or group of entities and/or individuals acting in concert, acquires more than fifty percent (50%) of the voting equity securities of such Party.
1.9“Chemotherapy Induced Nausea and Vomiting” or “CINV” means nausea and/or vomiting as a complication of chemotherapy. CINV can be classified into 5 sub-types: acute, delayed, anticipatory, breakthrough and refractory. Acute CINV occurs within 24 hours of the initial administration of an antineoplastic agent, while delayed CINV occurs after 24 hours and may peak 2 to 3 days post administration. Once a patient experiences CINV, he or she may then experience anticipatory CINV, which occurs when a sensory experience (e.g., smell, sound, taste) triggers an episode of nausea and/or vomiting prior to subsequent administration of a chemotherapy regimen. Breakthrough CINV can be defined as nausea and/or vomiting that occurs within 5 days of chemotherapy treatment despite the use of a guideline-recommended antiemetic protocol, which requires the addition of more agents referred to as “rescue medications.” Refractory CINV can be described as nausea and/or vomiting that consistently occurs in subsequent chemotherapy cycles despite the use of a guideline-recommended antiemetic regimen.
1.10“Chronic Pain” means any pain that lasts for over three (3) consecutive months. Chronic pain may include back pain, cancer pain, pelvic pain and neuropathic pain.
1.11“Claims” has the meaning set forth in Section 11.1.
1.12“COGS” stands for cost of goods sold and means the documented, fully allocated internal and external costs of Manufacturing, raw materials, reservation or similar capacity fees, packaging (including bulk and temporary packaging, pallets, palletizing etc.), labor, capital expenditures, forecasting, ordering, inventory management, quality control, stability testing, release costs, warehousing, transportation, import/export costs and other costs ordinarily included as a cost of goods sold under Accounting Standards. Where Skye procures supplies or any step or part thereof from a Contract Manufacturer or other contractor, the price paid by Skye to the Contract Manufacturer, or such contractor shall be used when determining the applicable external COGS or portion thereof.

1.13“Combination Product” means: (a) a pharmaceutical product that consists of a Licensed Product and at least one other clinically active ingredient that is not a Licensed Product; or (b) any combination of a Licensed Product and another pharmaceutical product that contains at least one other clinically active ingredient that is not a Licensed Product, where such products are not formulated together but are sold together as a single product and invoiced as one product. The other clinically active ingredient(s) in clause (a) and the other pharmaceutical product(s) in clause (b) are each referred to as the “Other Product(s)”.
1.14“Commercialization” or “Commercialize” means any and all activities directed to the offering for sale and sale of Licensed Product, including (a) marketing, promoting, advertising, exhibiting, distributing, detailing, selling (and offering for sale or contracting to sell) or otherwise commercially exploiting a Licensed Product in the Field in the Territory (including importing and exporting activities in connection therewith); (b) order processing, handling of returns and recalls, booking of sales and transporting such Licensed Product for commercial sale; (c) the conduct of any post-approval clinical trials involving such Licensed Product; (d) interacting with Regulatory Authorities regarding the above; and (e) seeking and obtaining pricing approvals and reimbursement approvals (as applicable) for that Licensed Product in the Territory. For clarity, Commercialization does not include manufacture of Licensed Product.
1.15“Commercialization Plan” has the meaning set forth in Section 7.3.
1.16“Commercially Reasonable Efforts” means, with respect to the efforts and resources to be expended, or considerations to be undertaken by Tautomer with respect to any objective, activity, or decision to be undertaken hereunder with respect to the Development or Commercialization of a Licensed Product, the level of efforts and allocation of resources that a similarly-situated pharmaceutical company would reasonably devote to carry out such activities for a product of similar market potential and at a similar stage of product life in a diligent and sustained manner without undue interruption or delay.
1.17 “Competing Product” has the meaning set forth in Section 3.4(a).
1.18“Competing Program” has the meaning set forth in Section 3.4(b).
1.19“Compound IP” means any and all Know-How, and intellectual property rights therein (including Patents Covering such Know-How), that is discovered, made, conceived or first reduced to practice under this Agreement and relates to the Licensed Compound.
1.20“Confidential Information” of a Party means any and all information that is disclosed by or on behalf of one Party or its Affiliates (“Disclosing Party”) to the other Party or its Affiliates (“Receiving Party”) pursuant to this Agreement (including information disclosed prior to the Execution Date pursuant to the Confidentiality Agreement), whether in oral, written, graphic or electronic form. The terms of this Agreement shall be deemed the Confidential Information of both Parties. All Know-How that is discovered, made, generated conceived or reduced to practice under this Agreement shall be deemed the Confidential Information of the Party that owns such Know-How, who shall be deemed the Disclosing Party with respect thereto and the other Party shall be deemed the Receiving Party.

1.21“Confidentiality Agreement” means that Confidentiality Agreement between Skye and Tautomer dated as of November 2, 2022.
1.22“Control” means, with respect to any material, Know-How, or intellectual property right, that a Party (a) owns or (b) has a license (other than a license granted to such Party under this Agreement) to such material, Know-How, or intellectual property right and, in each case, has the ability to grant to the other Party access, a license, or a sublicense (as applicable) to the foregoing on the terms and conditions set forth in this Agreement without violating the terms of any then-existing agreement or other legally enforceable arrangement with any Third Party. Notwithstanding the foregoing, a Party will not be deemed to “Control” any material, Know-How or intellectual property right (including Patents) that, prior to the consummation of Change of Control that makes a Third Party an Affiliate of such Party, is owned or controlled by such Third Party (except for any material, Know-How or intellectual property right that was licensed to such Party prior to such Change of Control). With respect to any material, Know-How or intellectual property right (including Patents) obtained by Skye or its Affiliates from a Third Party after the Execution Date, Skye or its Affiliates, as applicable, shall be deemed to Control such material, Know-How or intellectual property right only if it possesses the right to grant such license, sublicense, access or rights to use without being obligated to pay any royalties or other consideration therefor (excluding any payment obligations with respect to Skye’s or its Affiliates’ employees or contractors), unless Tautomer (at its option) agrees in advance of any grant of rights thereto to pay all royalties and other consideration owed to such Third Party arising specifically as a result of Tautomer’s or any of its Affiliate’s or Sublicensee’s use or practice of such material, Know-How or intellectual property right.
1.23“Contract Manufacturer” means any contract manufacturer engaged by Skye to Manufacture and supply Licensed Compound.
1.24“Cover” means, with respect to a claim of a Patent and a Licensed Product, that such claim would be infringed, absent a license, by the use, manufacture, offer for sale, sale or importation of such Licensed Product (considering claims of patent applications to be issued as then pending).
1.25“Develop” or “Development” means all activities that relate to the development of Licensed Products or to obtaining, maintaining or expanding Regulatory Approval of a Licensed Products, including, but not limited to (a) formulation development of Licensed Products; (b) preclinical testing, toxicology and clinical trials; (c) preparation, submission, review and development of data or information for the purpose of submission to a Governmental Authority to obtain, maintain or expand Regulatory Approval of a Licensed Product; and (d) manufacturing process development for preclinical testing and clinical trials, and related quality assurance and technical support activities. “Develop” has a correlative meaning.
1.26“Development Plan” has the meaning set forth in Section 5.2.
1.27“Disclosing Party” has the meaning set forth in Section 1.20.
1.28“Dispute” has the meaning set forth in Section 14.1.
1.29“Divestiture” has the meaning set forth in Section 3.4(b)(ii).

1.30“Dollar” means a U.S. dollar, and “$” shall be interpreted accordingly.
1.31“Effective Date” means the date on which the Suspensive Condition is fulfilled pursuant to Section 2.1
1.32“Exchange Act” has the meaning set forth in Section 8.1.
1.33“Exchange Control Approval” means the approval by the Financial Surveillance Department of the South African Reserve Bank, as may be required in terms of the Exchange Control Regulations (issued in terms of the Currency and Exchanges Act 9 of 1933) for any of the transactions contemplated in this Agreement.
1.34“Exchange Control Approval Period” has the meaning set forth in Section 2.1.
1.35“Executive Officer” means, with respect to Skye, its Chief Executive Officer, and with respect to Tautomer, its Chief Executive Officer, or, in either case, a designee with senior decision-making authority.
1.36“Export Control Laws” means: (a) all applicable U.S. laws and regulations relating to sanctions and embargoes imposed by U.S. Department of Treasury’s Office of Foreign Assets Control (or its successor office or other body having substantially the same function); (b) all applicable U.S. export control laws, including the Arms Export Controls Act (22 U.S.C. Ch. 39), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the Trading With the Enemy Act (50 U.S.C. app. §§ 1 et seq.), the Export Administration Act of 1979 (50 U.S.C. app. §§ 2401 et seq.), International Boycott Provisions of Section 999 of the U.S. Internal Revenue Code of 1986 and all rules, regulations and executive orders relating to any of the foregoing, including but not limited to the International Traffic in Arms Regulations (22 C.F.R. §§ 120 et seq.), the Export Administration Regulations (15 C.F.R. §§ 730 et seq.) and the regulations administered by the Office of Foreign Assets Controls of the United States Department of the Treasury; and (c) all export controls imposed on any Licensed Compound or Licensed Product by any country or organization or nation within the jurisdiction of which either Party operates or does business.
1.37“FD&C Act” means the U.S. Federal Food, Drug and Cosmetic Act, as amended.
1.38“FDA” means the U.S. Food and Drug Administration or any successor entity.
1.39“Field” means (a) the prevention, treatment or control in humans of (i) Chemotherapy Induced Nausea and Vomiting or (ii) Chronic Pain of various etiologies, including neuropathic pain and (b) the prevention, treatment or control in animals of any disease or medical condition, in each case (a) and (b), via suppository delivery. For avoidance of doubt, the Field does not include any diseases or medical conditions in humans other than Chemotherapy Induced Nausea and Vomiting and Chronic Pain.
1.40“First Commercial Sale” means, with respect to a Licensed Product, the first sale on a commercial basis to a Third Party of such Licensed Product in a given regulatory jurisdiction after Regulatory Approval has been obtained in such jurisdiction for such Licensed Product.

1.41“GAAP” means generally accepted accounting principles in the U.S., consistently applied.
1.42“GCP” means all applicable good clinical practice standards for the design, conduct, performance, monitoring, auditing, recording, analyses and reporting of clinical trials, including, as applicable (a) as set forth in the ICH Harmonized Tripartite Guideline for Good Clinical Practice (CPMP/ICH/135/95) (the “ICH Guidelines”) and any other guidelines for good clinical practice for trials on medicinal products in the Territory and (b) the equivalent applicable Law in each country in the Territory, each as may be amended and applicable from time to time and in each case, that provide for, among other things, assurance that the clinical data and reported results are credible and accurate and protect the rights, integrity and confidentiality of trial subjects.
1.43“GLP” means current good laboratory practices as established by any Regulatory Authority in the Territory and as interpreted by relevant ICH Guidelines; in each case, as amended from time to time.
1.44“Governmental Authority” means any multi-national, federal, state, local, municipal, provincial or other governmental authority of any nature (including any governmental division, prefecture, subdivision, department, agency, bureau, branch, office, commission, council, court or other tribunal).
1.45“ICH” means the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use.
1.46“ICH Guidelines” has the meaning set forth in Section 1.41.
1.47“IFRS” means international financial reporting standards, consistently applied.
1.48“IND” means (a) an Investigational New Drug Application as defined in the FD&C Act and applicable regulations promulgated thereunder by the FDA or (b) the equivalent application to the equivalent agency in any other regulatory jurisdiction, the filing of which is necessary to initiate or conduct clinical testing of a pharmaceutical product in humans in such jurisdiction.
1.49“Indemnified Party” has the meaning set forth in Section 11.2.
1.50“Indemnifying Party” has the meaning set forth in Section 11.2.
1.51“Indication” means Chemotherapy Induced Nausea and Vomiting or Chronic Pain.
1.52“Indirect Taxes” means any and all sales, use, excise, export or import, consumption, goods and services, withholding, value added or other similar taxes, government permit or license fees and any and all customs, duty, tariff and other similar fees levied upon the transactions contemplated by this Agreement.
1.53“Insolvency Event” has the meaning set forth in Section 13.5.

1.54“Joint IP” has the meaning set forth in Section 9.1.
1.55“Joint Patents” has the meaning set forth in Section 9.1.
1.56“Joint Steering Committee” or “JSC” has the meaning set forth in Section 4.1.
1.57“Know-How” means any and all data (including clinical data), results, technology or information, including know-how, trade secrets, practices, techniques, methods, processes, inventions, developments, specifications, formulations, formulae, software, algorithms, marketing reports, expertise, technology, test data (including pharmacological, biological and chemical, biochemical, clinical test data and data resulting from non-clinical studies) and other study data and procedures.
1.58“Laws” means all laws, statutes, rules, regulations ordinances and other pronouncements having the effect of law of any federal, national, multinational, state, provincial, county, city or other political subdivision, domestic or foreign.
1.59“Licensed Compound” means Skye’s proprietary amino acid ester prodrug of delta-9-tetrahydrocannabinol, internally coded by Skye as “SBI-100” and also known as “THCVHS”, as further described in Schedule 1.58.
1.60“Licensed Know-How” means all Know-How Controlled by Skye or its Affiliates as of the Execution Date, between the Execution Date and the Effective Date or during the Term that is necessary or useful to Develop, Manufacture or Commercialize Licensed Products, but excluding Know-How that is necessary or useful to Manufacture Licensed Compound.
1.61“Licensed Patents” means the Patents Controlled by Skye or its Affiliates as of the Execution Date, between the Execution Date and the Effective Date or during the Term that are necessary to Develop, Manufacture or Commercialize Licensed Products, but excluding Patents that are necessary to Manufacture Licensed Compound.
1.62“Licensed Product” means any pharmaceutical product, formulated as a suppository, containing a Licensed Compound as any ingredient.
1.63“Licensed Technology” means the Licensed Patents, Licensed Know-How, Licensed Trademarks and Skye’s rights under the Joint IP.
1.64“Licensed Trademarks” means trademarks Controlled by Skye or its Affiliates as of the Execution Date, between the Execution Date and the Effective Date or during the Term that are selected by Skye to brand or label Licensed Products in the Field in the Territory.
1.65“Manufacture” and “Manufacturing” means all activities related to the making, production, processing, filling, finishing, testing, packaging, labelling, shipping and holding of Licensed Compound and Licensed Products.

1.66“Marketing Authorization Application” or “MAA” means an application to the appropriate Regulatory Authority for approval to market a Licensed Product (but excluding Pricing Approval) in any particular jurisdiction.
1.67“Net Sales” means, with respect to any Licensed Product, the gross amounts invoiced by Tautomer and its Affiliates and Sublicensees for sales of such Licensed Product to Third Parties, less the following deductions to the extent actually allowed and taken:
(a)cash, trade or quantity discounts, charge-back payments and rebates actually granted to trade customers, retail pharmacy chains, wholesalers, managed health care organizations, pharmaceutical benefit managers, insurers, group purchasing organizations and national, state or local government;
(b)credits, rebates or allowances actually allowed upon prompt payment or on account of claims, damaged goods, rejections or returns of Licensed Products, including in connection with recalls, and the actual amount of any write-offs for bad debt, such write-offs not to exceed two percent (2%) of Net Sales (provided that any amount subsequently recovered will be treated as Net Sales);
(c)freight, postage, shipping, transportation and insurance charges, in each case actually allowed or paid; and
(d)taxes (other than income taxes), duties, tariffs, mandated contributions or other governmental charges levied on the sale of Licensed Products to Third Parties, including Indirect Taxes and excise taxes on such sales, to the extent separately in the invoice and actually paid by the selling party.
Net Sales shall be determined in accordance with the Accounting Standards. If a single item falls into more than one of the categories set forth in clauses (a)-(d) above, such item may not be deducted more than once.
Sales among Tautomer and its Affiliates or Sublicensees, which are subsequently resold or to be resold by Tautomer, its Affiliate or Sublicensee will not be deemed a sale within the meaning of this definition, but in such cases Net Sales will accrue and be calculated on any subsequent sale or other transfer to a person who is not an Affiliate of Tautomer or a Sublicensee.
Net Sales shall not include any amounts invoiced for sales of Licensed Products supplied for use in clinical trials of Licensed Products, or under early access, compassionate use or named patient programs; provided that, in each case, such sales are at or below seller’s costs.
Net Sales for a Combination Product in a country shall be calculated as follows:
(i)If the Licensed Product and Other Product(s) each are sold separately in such country, Net Sales will be calculated by multiplying the total Net Sales (as described above) of the Combination Product by the fraction A/(A+B), where A is the public or list price in such country of the Licensed Product sold separately in the same formulation and dosage, and B is the

(sum of the) public or list price(s) in such country of the Other Product(s) sold separately in the same formulation and dosage, during the applicable Calendar Year.
(ii)If the Licensed Product is sold independently of the Other Product(s) in such country, but the public or list price of the Other Product(s) cannot be determined, Net Sales will be calculated by multiplying the total Net Sales (as described above) of such Combination Product by the fraction A/C, where A is the public or list price in such country of such Licensed Product sold independently and C is the public or list price in such country of the Combination Product.
(iii)If the Other Product(s) are sold independently of the Licensed Product therein in such country, but the public or list price of such Licensed Product cannot be determined, Net Sales will be calculated by multiplying the total Net Sales (as described above) of such Combination Product by the fraction 1-B/C, where B is the (sum of the) public or list price(s) in such country of the Other Product(s) and C is the public or list price in such country of the Combination Product.
(iv)If neither the Licensed Product nor the Other Product(s) is sold independently in such country a market price for the Licensed Product and the Other Product(s) shall be negotiated by the Parties in good faith based upon the costs, overhead and profit as are then incurred for such Combination Product.
1.68“Non-Royalty Sublicensing Income” means all amounts received by Tautomer and its Affiliates from any Sublicensee as consideration for the grant of intellectual property rights under an agreement with a Third Party that includes the grant to such Sublicensee of a sublicense under, an option or a covenant not to sue with respect to any Licensed Technology. Without limiting the generality of the foregoing, Non-Royalty Sublicensing Income shall include up-front fees, license fees, milestone payments, technology access fees, license maintenance fees, premiums above the fair market value on sales of equity or convertible debt securities of Tautomer or its Affiliate (as determined as set forth below in this paragraph) and any other payments attributable to the grant to such Sublicensee of a license or sublicense of any intellectual property rights. Notwithstanding the foregoing, Non-Royalty Sublicensing Income shall exclude: (a) royalties or profit share payments paid or payable by any Sublicensee to Tautomer or its Affiliates with respect to sales or other dispositions of Licensed Products by Sublicensees; (b) bona fide Development funding paid by a Sublicensee to Tautomer or its Affiliates to reimburse expenses incurred by Tautomer or its Affiliates specifically in the performance of Development activities with respect to Licensed Products conducted after the date of the sublicense; and (c) payments for equity or convertible debt securities of Tautomer or its Affiliates that are at or below the fair market value of such securities on the date of receipt, either (i) as reasonably determined in good faith by Tautomer’s or its Affiliate’s board of directors or governing body of Tautomer or its Affiliates having the right to make such determination, if such securities are not then traded on a public securities exchange or (ii) as determined by the closing price of such securities of Tautomer or its Affiliates (as applicable) on the date of receipt (or the most recent trading day on such exchange preceding such receipt), if such securities are then traded on a public securities exchange, provided that, in either case, Tautomer shall provide reasonably detailed, true and accurate supporting documentation with respect to such fair market value.

1.69“Other Party” has the meaning set forth in Section 9.8.
1.70“Other Product(s)” has the meaning set forth in Section 1.13.
1.71“Patents” means (a) pending patent applications, issued patents, utility models and designs; (b) reissues, substitutions, confirmations, registrations, validations, re-examinations, additions, continuations, continued prosecution applications, continuations-in-part or divisions of or to any of the foregoing; and (c) extensions, renewals or restorations of any of the foregoing by existing or future extension, renewal or restoration mechanisms, including supplementary protection certificates or the equivalent thereof.
1.72“Pharmacovigilance Agreement” has the meaning set forth in Section 5.11.
1.73“Pricing Approval” means such governmental approval, agreement, determination or decision establishing prices for a Licensed Product that can be charged and/or reimbursed in regulatory jurisdictions where the applicable Governmental Authorities approve or determine the price and/or reimbursement of pharmaceutical products.
1.74“Product Infringement” has the meaning set forth in Section 9.4(a).
1.75“Publication” has the meaning set forth in Section 12.5.
1.76“Receiving Party” has the meaning set forth in Section 1.20.
1.77“Regulatory Approval” means all approvals that are necessary for the commercial sale of a Licensed Product in the Field in a given country or regulatory jurisdiction.
1.78“Regulatory Authority” means, in a particular country or jurisdiction, any applicable Governmental Authority involved in granting Regulatory Approval in such country or jurisdiction.
1.79“Regulatory Materials” means regulatory applications, submissions, notifications, communications, correspondence, registrations, Regulatory Approvals and/or other filings made to, received from or otherwise conducted with a Regulatory Authority in order to Develop, Manufacture, market, sell or otherwise Commercialize a Licensed Product in a particular country or jurisdiction.
1.80“Rejecting Party” has the meaning set forth in Section 3.6.
1.81“Requesting Party” has the meaning set forth in Section 9.8.
1.82“Review Period” has the meaning set forth in Section 12.5.
1.83“Royalty Term” has the meaning set forth in Section 8.5(b).
1.84“Rule 10 b-18” has the meaning set forth in Section 8.1.
1.85“Rules” has the meaning set forth in Section 14.2(a).

1.86“Senior Executives” means (a) in the case of Skye, the Chief Executive Officer of Skye (or a senior executive officer designated by the Chief Executive Officer) and (b) in the case of Tautomer, [the Chief Executive Officer of Tautomer (or a senior executive officer designated by the Chief Executive Officer)].
1.87“Skye Development Expenses” has the meaning set forth in Section 8.2.
1.88“Skye Indemnitees” has the meaning set forth in Section 11.1.
1.89“Sole Inventions” has the meaning set forth in Section 9.1.
1.90“Sublicensee” means any Third Party granted a sublicense, option or covenant not to sue by Tautomer to the rights licensed to Tautomer under Section 3.1(a).
1.91“Supply Agreement” has the meaning set forth in Section 6.3.
1.92“Suspensive Condition” has the meaning set forth in Section 2.1.
1.93“Tautomer Indemnitees” has the meaning set forth in Section 11.1.
1.94“Tautomer IP” means any and all Know-How, and intellectual property rights therein and thereto (including patents and patent applications covering such Know-How), owned or controlled by Tautomer as of the Execution Date, between the Execution Date and the Effective Date or during the Term that is necessary or useful to Develop, Manufacture, Commercialize or otherwise exploit Licensed Compounds or Licensed Products, including any Know-How that is discovered, made, conceived or first reduced to practice in connection with the research, Development, Manufacture or Commercialization of a Licensed Compound or Licensed Product, excluding Compound IP and Joint IP.
1.95“Tautomer Patents” has the meaning set forth in Section 9.3(a).
1.96“Term” has the meaning set forth in Section 13.1.
1.97“Territory” means the countries of the continent of Africa and their territories and possessions.
1.98“Third Party” means any entity other than Skye or Tautomer or an Affiliate of either of them.
1.99“U.S.” means the United States of America, including all possessions and territories thereof.
1.100“Valid Claim” means (a) a claim of an issued, unexpired patent within the Licensed Patents that has not been revoked, disclaimed, abandoned or held invalid or unenforceable by a court or other body of competent jurisdiction in an unappealed or unappealable decision and (b) a claim of any patent application within the Licensed Patents which has not been abandoned or finally disallowed without the possibility of appeal or re-filing of the application.

Article 2
SUSPENSIVE CONDITION
2.1Exchange Control Approval. The provisions of this Agreement (except as set forth in Section 13.1) are subject to, and conditional upon, the fulfilment of the Suspensive Condition on or before one hundred fifty (150) days from the Execution Date (or such later date and/or time as may be agreed on by the Parties) (the “Exchange Control Approval Period”). “Suspensive Condition” means the requirement to obtain Exchange Control Approval without conditions (or if the Exchange Control Approval is granted conditionally, this Suspensive Condition shall only be regarded as having been fulfilled if Skye has accepted the conditions in writing).
2.2Efforts. Each of the Parties shall use its commercially reasonable efforts and shall take all such steps and render all such assistance to the other Party as may be reasonably necessary to procure fulfilment of the Suspensive Condition during the Exchange Control Approval Period.
Article 3
LICENSES AND EXCLUSIVITY
3.1License Grant to Tautomer.
(a)License to Tautomer. Subject to the terms and conditions of this Agreement, Skye hereby grants to Tautomer an exclusive, royalty-bearing license, with the right to sublicense through multiple tiers in accordance with Section 3.1(b), under the Licensed Technology (a) to Develop, Commercialize, register, sell and offer for sale Licensed Products in the Field in the Territory and (b) to Manufacture Licensed Products (but not Licensed Compound) in South Africa, solely from Licensed Compound supplied by or behalf of Skye, for Development, Commercialization and sale of Licensed Products in the Field in the Territory.
(b)Sublicenses. Tautomer may grant sublicenses through multiple tiers, under any or all of the rights granted in Section 3.1(a), to its Affiliates and to Third Parties. Any sublicenses granted to a Third Party, other than sublicenses granted to Third Party subcontractors performing services on behalf of Tautomer, shall require the prior written consent of Skye, such consent not to be unreasonably withheld, conditioned or delayed. Each sublicense shall be subject to a written agreement that is consistent with the terms and conditions of this Agreement, and Tautomer shall ensure that its Sublicensees comply with the terms and conditions of such agreement. Notwithstanding any such sublicense, Tautomer shall remain solely liable for the performance of its obligations hereunder. Tautomer shall promptly notify Skye in writing of a sublicense and provide to Skye a copy of such sublicense within thirty (30) days after execution; provided that Tautomer may redact any confidential or financial information contained therein that is unnecessary for Skye to confirm compliance with this Agreement.
3.2Skye Retained Rights. Notwithstanding the exclusive nature of the license granted to Tautomer pursuant to Section 3.1(a), Skye expressly retains rights under the Licensed Technology (a) to perform its obligations under this Agreement and the Supply Agreement and

(b) to Develop and Manufacture Licensed Compound in the Territory to support Development, Commercialization and any other exploitation of Licensed Compound outside of the Territory.
3.3License and Option Grant to Skye.
(a)Tautomer hereby grants to Skye a royalty-free, sublicensable (through multiple tiers), perpetual, irrevocable, non-exclusive license to practice the Tautomer IP to perform its obligations under this Agreement and the Supply Agreement.
(b)Tautomer hereby grants to Skye an exclusive option to obtain (i) an exclusive license under the Tautomer IP and Tautomer’s rights under the Joint IP to Develop, Manufacture, Commercialize and otherwise exploit Licensed Compound and Licensed Products outside of the Territory and (ii) a non-exclusive license to practice the Tautomer IP to Develop and Manufacture Licensed Compound and Licensed Products in the Territory to support Development, Commercialization and any other exploitation of Licensed Compound and Licensed Products outside of the Territory. Skye may exercise such option at any time during the Term by providing written notice to Tautomer. Promptly after Tautomer’s receipt of such notice, the Parties shall negotiate in good faith a license agreement to grant Skye the rights set forth in this Section 3.3(b), such license agreement to include customary and commercially reasonable terms consistent with similar licensing arrangements and other mutually agreeable terms and conditions. The Parties shall use commercially reasonable efforts to execute such license agreement no later than four (4) months after Tautomer’s receipt of such notice.
3.4Exclusivity.
(a)Competing Product. During the Term, Tautomer and its Affiliates shall not, by itself or by granting, directly or indirectly, to any Third Party the right to, research, Develop, Manufacture or commercialize any pharmaceutical product formulated as a suppository that contains delta-9-tetrahydrocannabinol (a “Competing Product”) in the Territory, other than Licensed Products.
(b)Acquisition of Competing Program. In the event that a Third Party becomes an Affiliate of Tautomer after the Effective Date through merger, acquisition, consolidation or other similar transaction, and, as of the closing date of such transaction, such Third Party is engaged in the Development, Manufacture or Commercialization of a pharmaceutical product that, if conducted by such new Affiliate, would cause Tautomer to be in breach of its exclusivity obligations set forth above (a “Competing Program”), then:
(i)if such transaction results in a Change of Control of Tautomer, then such new Affiliate may continue such Competing Program and such continuation will not constitute a breach of Tautomer’s exclusivity obligations in Section 3.3(b)(a); provided that (A) such new Affiliate conducts such Competing Program independently of the activities of this Agreement, (B) such new Affiliate does not use or access any of the Licensed Technology or Confidential Information of Skye or its Affiliates in the conduct of such Competing Program and (C) no personnel involved in performing, overseeing, monitoring or making decisions with respect to the Competing Program have access to non-public plans or information relating to the Development, Manufacture or Commercialization of Licensed Products, excluding executive management personnel reviewing and evaluating plans and information in connection with portfolio decision-making among product opportunities; and
(ii)if such transaction does not result in a Change of Control of Tautomer, then Tautomer and its new Affiliate will have twelve (12) months from the closing date of such transaction to wind down or complete the Divestiture of such Competing Program, and the new Affiliate’s conduct of such Competing Program during such twelve (12)-month period will not be deemed a breach of Tautomer’s exclusivity obligations in Section 3.3(b)(a); provided that (A) such new Affiliate conducts such Competing Program independently of the activities of this Agreement, (B) such new Affiliate does not use or access any of the Licensed Technology or Confidential Information of Skye or its Affiliates in the conduct of such Competing Program and (C) no personnel involved in performing, overseeing, monitoring or making decisions with respect to the Competing Program have access to non-public plans or information relating to the Development, Manufacture or Commercialization of Licensed Products, excluding executive management personnel reviewing and evaluating plans and information in connection with portfolio decision-making among product opportunities. “Divestiture” means the sale or transfer of rights to the Competing Program to a Third Party without receiving a continuing share of profit, royalty payment or other economic interest in the success of such Competing Program.
3.5No Implied Licenses; Negative Covenant. Except as explicitly set forth in this Agreement, neither Party shall be deemed by estoppel or implication to have granted the other Party any license or other right to any intellectual property of such Party. Tautomer shall not, and shall not permit any of its Affiliates or Sublicensees to, practice any Licensed Technology outside the scope of the license granted to it under this Agreement.
3.6Insolvency. If this Agreement is terminated due to the rejection of this Agreement by or on behalf of either Party due to an Insolvency Event of such Party (the “Rejecting Party”), all licenses and rights to licenses granted under or pursuant to this Agreement by the Rejecting Party to the other Party are and shall otherwise be deemed to be licenses of rights to “intellectual property” (including for purposes of Section 365(n) of Title 11 of the United States Bankruptcy Code and other similar laws in any other jurisdiction). The Parties agree that the other Party, as a licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under any applicable insolvency statute, and that upon commencement of an Insolvency Event by or against the Rejecting Party, the other Party shall be entitled to a complete duplicate of or complete access to (as the other Party deems appropriate), any such intellectual property and all embodiments of such intellectual property. Such intellectual property and all embodiments thereof shall be promptly delivered to the other Party (a) upon any such commencement of a bankruptcy proceeding (or other Insolvency Event) upon written request therefor by the other Party, unless the Rejecting Party elects to continue to perform all of its obligations under this Agreement or (b) if not delivered under the foregoing clause (a), upon the rejection of this Agreement by or on behalf of the Rejecting Party, then upon written request therefor by the other Party. The provisions of this Section 3.6 shall be (i) without prejudice to any rights the other Party may have arising under any applicable insolvency statute or other applicable Laws and (ii) effective only to the extent permitted by applicable Laws.

3.7Expansion of Territory. During the Term, the Parties may discuss amending the Territory based on additional business opportunities for Licensed Products outside of the then-current Territory. Any changes to the Territory shall require the written approval of both Parties.
3.8Transfer of Know-How and Regulatory Materials.
(a)Within thirty (30) days after the Effective Date, Skye shall provide Tautomer with complete and accurate written or electronic copies of (i) all Licensed Know-How and (ii) all Regulatory Materials regarding the Licensed Compound and Licensed Products that are necessary or useful for the Development or Commercialization of Licensed Products in the Territory, in each case (i) and (ii), that are in existence as of the Effective Date and Controlled by Skye or its Affiliates and on an ongoing basis thereafter, at least Calendar Quarterly, Skye shall promptly provide Tautomer with complete and accurate written or electronic copies of all Licensed Know-How and Regulatory Materials regarding the Licensed Compound and Licensed Products that are necessary or useful for the Development or Commercialization of Licensed Products in the Territory generated since the last such transfer under this Section 3.8(a), in each case, that are Controlled by Skye or its Affiliates. Notwithstanding the foregoing, Skye shall not be required to provide Tautomer with copies of any Licensed Know-How that solely relates to the Manufacture of Licensed Compound.
(b)Within thirty (30) days after the Effective Date, Tautomer shall provide Skye with complete and accurate written or electronic copies of all Know-How included within the Tautomer IP in existence as of the Effective Date. On an ongoing basis thereafter, at least Calendar Quarterly, Tautomer shall promptly provide Skye with complete and accurate written or electronic copies of all Know-How included within the Tautomer IP generated since the last such transfer under this Section 3.8(b).
Article 4
GOVERNANCE
4.1Joint Steering Committee. Within thirty (30) days after the Effective Date, the Parties shall establish a joint steering committee (the “Joint Steering Committee” or “JSC”) to provide oversight of strategic development, regulatory, commercial and safety matters and to coordinate, review and discuss the Parties’ activities with respect to Development and Commercialization of Licensed Products. The responsibilities of the JSC shall include:
(a)facilitating communications and discussions between the Parties with respect to the Development Plan;
(b)reviewing, discussing and approving any proposed amendments to the Development Plan;
(c)providing a forum to discuss the Development of Licensed Products in the Field in the Territory;

(d)providing a forum to discuss material Regulatory Materials for Licensed Products in the Territory and the progress of the Regulatory Approvals for Licensed Products in the Territory;
(e)providing a forum for discussion of safety governance matters relating to Licensed Compounds and Licensed Products;
(f)reviewing, discussing and approving the Commercialization Plan and reviewing and discussing any updates thereto
(g)establishing additional committees as it deems necessary to manage the business under the Agreement, which committees shall have the responsibilities and authority as designated by the JSC (but not any authority that exceeds the authority of the JSC) and shall be subject to the direct oversight and control of the JSC;
(h)discussing proposed expansions of the Territory; and
(i)performing such other functions as appropriate to further the purposes of this Agreement, as expressly set forth in this Agreement or as determined by the Parties in writing.
4.2Limitation of Authority. The JSC shall only have the powers expressly assigned to it in this Article 4 and shall not have the authority to: (a) modify or amend the terms and conditions of this Agreement or the Supply Agreement; (b) waive either Party’s compliance with the terms and conditions of this Agreement or the Supply Agreement; (c) determine any issue in a manner that would conflict with the express terms and conditions of this Agreement or the Supply Agreement; (d) determine whether or not a Party has complied with any of its obligations under this Agreement or the Supply Agreement; or (e) make any decision or approve any matter that is expressly stated to require the mutual written agreement of the Parties or the written consent of one or both Parties.
4.3Members. Each Party shall appoint three (3) representatives to the JSC, each of whom will be an officer or employee of the applicable Party having sufficient seniority within such Party to make decisions arising within the scope of the JSC’s responsibilities. The JSC may change its size from time to time by mutual agreement of the Parties; provided that the JSC always includes an equal number of representatives from each Party. Each Party may replace any of its representatives at any time upon written notice to the other Party. The JSC shall have a chairperson selected by Tautomer. The role of the chairperson shall be to convene and preside at the meetings of the JSC and to ensure the preparation of meeting minutes, but, except as set forth in Section 4.4, the chairperson shall have no additional powers or rights beyond those held by other JSC representatives.
4.4Meetings. The JSC shall meet at least one (1) time per Calendar Quarter, unless the Parties mutually agree in writing to a different frequency for such. Either Party may also call a special meeting of the JSC (by videoconference or teleconference) by at least ten (10) Business Days’ prior written notice to the other Party in the event such Party reasonably believes that a significant matter must be addressed prior to the next regularly scheduled meeting, and such Party shall provide the JSC, no later than ten (10) Business Days prior to the special meeting, with materials reasonably adequate to enable an informed decision. No later than ten (10) Business Days prior to any meeting of the JSC, the chairperson of the JSC shall prepare and circulate an agenda for such meeting; provided, however, that either Party may propose additional topics to be included on such agenda, either prior to or in the course of such meeting. The JSC may meet in person, by videoconference or by teleconference, as the Parties agree. Each Party shall bear the expense of its respective JSC members’ participation in JSC meetings. Meetings of the JSC shall be effective only if at least one (1) representative of each Party is present or participating in such meeting. The chairperson of the JSC shall be responsible for preparing reasonably detailed written minutes of all JSC meetings that reflect, without limitation, all material decisions made at such meetings. The JSC chairperson shall send draft meeting minutes to each member of the JSC for review and approval within ten (10) Business Days after each JSC meeting. Such minutes shall be deemed approved unless one or more members of the JSC object to the accuracy of such minutes within ten (10) Business Days of receipt.
4.5Decision Making. The JSC shall act by consensus. The representatives from each Party will have, collectively, one (1) vote on behalf of that Party. The JSC shall use reasonable efforts to seek consensus in its actions and decision-making process. If the JSC is unable to reach consensus on any issue for which it is responsible within twenty (20) days after first considering such issue, then either Party shall have the right to escalate the issue to the Senior Executives of each Party for discussion and resolution by good faith negotiations during a period of ten (10) Business Days. Any final decision mutually agreed to by the Senior Executives shall be conclusive and binding on the Parties. If such issue has not been resolved by the Senior Executives within ten (10) Business Days after being referred to them for resolution, then Tautomer shall have final decision-making authority with respect to matters primarily related to the Territory; provided that Tautomer shall not exercise its decision-making authority to take any action (a) that would reasonably be expected to have an adverse impact on the Licensed Compound, the Licensed Products or any other product containing or comprising the Licensed Compound outside of the Territory, (b) that is inconsistent with Skye’s global development, commercialization or regulatory strategies with respect to the Licensed Compound, Licensed Products or any other product containing or comprising the Licensed Compound, (c) that would modify Skye’s activities under the Development Plan or (d) that would breach or otherwise violate any agreement between Skye or any of its Affiliates and any Third Party.
Article 5
DEVELOPMENT
1.1Overview. As between the Parties, Tautomer, itself and/or through its Affiliates and Sublicensees, will be responsible for all Development of the Licensed Products in the Field in the Territory, including all formulation, preclinical and clinical development and regulatory activities, and the associated costs of such activities. Tautomer shall conduct such tasks in a timely, professional manner and in compliance with the Development Plan and all applicable Laws, including GLP and GCP.
1.2Development Plan. The initial written plan for the Development of Licensed Products in the Territory is set forth in Schedule 5.2 (such plan, as amended from time to time in accordance with this Section 5.2, the “Development Plan”). Upon mutual agreement of the Parties, the Development Plan may include activities to be performed by Skye to support

Tautomer’ Development of Licensed Compounds and Licensed Products in the Field in the Territory. Tautomer shall reimburse Skye for its costs and expenses in performing such activities in accordance with Section 8.2. From time to time, each Party may propose amendments to the Development Plan in consultation with the other Party and submit such proposed amended Development Plan to the JSC for review and approval. Once approved by the JSC, the amended Development Plan shall become effective.
5.1Development Diligence. Tautomer shall use Commercially Reasonable Efforts to Develop, including seeking Regulatory Approval for, Licensed Products in South Africa for both Chemotherapy Induced Nausea and Vomiting and Chronic Pain; provided that Tautomer shall not be required to Develop and seek Regulatory Approval for both Indications simultaneously.
5.2Development Reports. Tautomer will on a Calendar Quarterly basis provide Skye through the JSC with written reports summarizing its, its Affiliates’ and its Sublicensees’ Development of Licensed Compound and Licensed Products. Such reports shall contain sufficient detail to enable Skye to assess Tautomer’ compliance with its Development obligations hereunder. Tautomer shall use reasonable efforts to generally include the following:
(a)general information on Tautomer’s and its Sublicensees’ Development activities, including a summary of formulation development activities conducted during such Calendar Quarter and results of clinical studies and trials completed within such Calendar Quarter;
(b)a summary of planned Development activities;
(c)a timetable of planned and actual submissions for Regulatory Approvals;
(d)information on all Regulatory Approvals obtained with respect to Licensed Products (notwithstanding any further reporting obligations in connection with the achievement of milestones); and
(e)a summary of meetings and significant communications with the Regulatory Authorities concerning Licensed Products.
The Parties shall discuss the status, progress and results of Development activities at JSC meetings. Tautomer shall also provide Skye with such additional information regarding the Development as Skye may reasonably request.
5.3Records of Development Activities. Tautomer shall maintain, and shall cause its Affiliates and Sublicensees to maintain, records of its Development activities under this Agreement in sufficient detail and in good scientific manner appropriate for regulatory and patent purposes, which records shall be complete and accurate and shall fully and properly reflect all work done and results achieved in the performance of such activities under this Agreement. Tautomer’s records maintained pursuant to this Section 5.5 shall not include or be commingled with records of activities conducted by Tautomer outside the scope of this Agreement. Tautomer shall maintain its records of activities conducted by Tautomer under this Agreement for at least three (3) years after the termination of this Agreement or such longer period required by applicable Laws. Skye shall have the right no more than once per Calendar Year, during normal business hours and upon reasonable notice, to inspect any such records for the purpose of determining Tautomer’s compliance with Section 5.3.
5.4Subcontractors. Tautomer shall have the right to engage subcontractors for purposes of conducting its activities under this Agreement. Tautomer shall cause any subcontractor engaged by it to be bound by written obligations of confidentiality and non-use consistent with this Agreement prior to performing any activities. Tautomer shall cause its subcontractors to assign to Tautomer all IP discovered, made, generated, conceived or reduced to practice by such subcontractor in the course of performing such subcontracted work. Tautomer shall remain directly responsible for any of its obligations under this Agreement that have been delegated or subcontracted to any subcontractor and shall be directly responsible for the performance of its subcontractors.
5.5Regulatory Responsibilities. As between the Parties, Tautomer will be responsible for all regulatory activities for Licensed Products in the Territory, including preparing and filing all Regulatory Materials for Licensed Products in the Territory and obtaining Regulatory Approvals to conduct clinical trials of Licensed Products in the Territory and to market Licensed Products in the Territory, at its sole cost and expense. Upon Tautomer’s request, Skye will provide reasonable assistance to prepare Regulatory Materials related to Skye’s Manufacture of Licensed Compound. Tautomer shall reimburse Skye for its costs and expenses in performing such activities in accordance with Section 8.2.
5.6Review of Regulatory Submissions. Tautomer shall provide to Skye for review and comment English language drafts of all Regulatory Materials in the Territory for the Licensed Products no later than fifteen (15) days prior to the planned submission. Tautomer shall consider in good faith any comments received from Skye on such Regulatory Materials. In addition, Tautomer shall notify Skye of any material Regulatory Materials for the Licensed Products filed with or received from any Regulatory Authority and any other material documents, comments or other correspondences related thereto submitted to or received from any Regulatory Authority in the Territory and shall provide Tautomer with copies thereof as soon as reasonably practicable, but in all events within five (5) Business Days after submission or receipt thereof.
5.7Right of Reference. Tautomer hereby grants to Skye the right of reference to any and all Regulatory Materials Controlled by Tautomer that relate to Licensed Products solely for the purpose of seeking, obtaining and maintaining Regulatory Approval of Licensed Products and products containing or comprising Licensed Compound outside of the Territory. Skye shall bear the reasonable costs and expenses of Tautomer associated with providing the right of reference pursuant to this Section 5.9. Tautomer will take such actions as may be reasonably requested by Skye to give effect to the intent of this Section 5.9 and to give Skye, its Affiliates, licensees and sublicensees the benefit of the rights of reference to Tautomer’s Regulatory Materials as provided herein.
5.8Regulatory Inspections. Tautomer shall promptly notify Skye in writing in the event that Tautomer becomes aware of any Regulatory Authority inspections relating to any Licensed Product in the Territory. Skye shall have the right to be present at any such inspections and shall have the opportunity to provide, review and comment on any responses that may be required in connection with such inspections. In the event Tautomer does not receive prior notice of any such inspection, Tautomer shall notify Skye in writing as soon as practicable after such inspection and shall provide Skye with copies of all materials, correspondence, statements, forms and records received or generated pursuant to any such inspection. In addition to such obligations with respect to Regulatory Authority inspections, Tautomer shall promptly notify Skye in writing of any information it receives regarding any threatened or pending action or communication by or from any Third Party, including a Regulatory Authority, that may materially affect the Development, Manufacture, Commercialization or regulatory status of Licensed Products.
5.9Adverse Events Reporting. No later than the first IND filing for a Licensed Product, Skye and Tautomer shall develop and enter into a written agreement for safety and pharmacovigilance procedures for the Parties with respect to Licensed Compounds and Licensed Products, such as safety data sharing and exchange and adverse events reporting and prescription events monitoring (the “Pharmacovigilance Agreement”). Such Pharmacovigilance Agreement shall (a) describe the obligations of both Parties with respect to the coordination of collection, investigation, reporting and exchange of information between the Parties concerning adverse events or any other safety issue of any significance and product quality and product complaints involving adverse events, in each case with respect to Licensed Compounds and Licensed Products and sufficient to permit each Party and its Affiliates, licensees or (sub)licensees to comply with its legal obligations with respect thereto; (b) be promptly updated if required by changes in applicable Laws; and (c) provide that (i) Tautomer shall maintain an adverse event database for clinical trials conducted in the Territory; (ii) Tautomer shall be responsible for (A) reporting to the applicable Regulatory Authorities in the Territory, all quality complaints, adverse events and safety data related to Licensed Products for all clinical trials conducted in the Territory, (B) responding, to safety issues and to all requests of Regulatory Authorities related to such safety issues with respect to Licensed Products in the Field in the Territory; (iii) Tautomer shall provide to Skye access to Tautomer’s adverse event database for Licensed Products in the Territory; (iv) Tautomer shall promptly consult with Skye regarding all adverse event reports originating in the Territory and reasonably consider any input from Skye prior to finalizing adverse event reports for such events and/or making any submission to a Regulatory Authority regarding such events; (v) Skye shall maintain a global adverse event database for Licensed Compound; and (vi) Skye will provide Tautomer with access to Skye’s global adverse event database regarding Licensed Compound and promptly provide Tautomer with any adverse event information regarding Licensed Compound in accordance with the Pharmacovigilance Agreement.
Article 6
MANUFACTURE
6.1Manufacture of Licensed Compound. Skye, by itself or through the use of Contract Manufacturers, shall be solely responsible for the Manufacture and supply of, and Tautomer shall purchase from Skye, all of Tautomer’s requirements for Licensed Compounds in the Territory pursuant to the Supply Agreement. The supply price for Licensed Compounds under the Supply Agreement shall be Skye’s COGS plus twenty percent (20%).

6.2Manufacture of Licensed Products. Tautomer shall be solely responsible for Manufacturing (including packaging and labeling) Licensed Products in the Territory. Licensed Products for use in the Field in the Territory. Tautomer will Manufacture Licensed Products only in South Africa and shall only Manufacture Licensed Products using Licensed Compound supplied by or on behalf of Skye.
6.3Supply Agreement. Promptly after the Effective Date (and in any event within sixty (60) days after the Effective Date), the Parties will negotiate in good faith and execute an agreement for the supply of Licensed Compound by Skye to Tautomer (the “Supply Agreement”). The Supply Agreement shall include commercially reasonable terms agreed to by the Parties. The Supply Agreement shall be consistent with, and shall be designed to permit Skye to comply with its obligations under, Skye’s agreement(s) with its Contract Manufacturers for the Manufacture and supply of Licensed Compound and shall not impose on Skye additional obligations with respect to a Skye Contract Manufacturer’s activities for Licensed Compounds Manufactured by such Skye Contract Manufacturer that are in excess of such Skye Contract Manufacturer’s obligations to Skye with respect to such Licensed Compounds, and Skye shall be entitled to all disclaimers of warranties and limitations of liability with respect to the activities of such Skye Contract Manufacturer to which such Skye Contract Manufacturer is entitled with regard to supply of such Licensed Compounds.
Article 7
COMMERCIALIZATION
1.1Commercialization Responsibilities. As between the Parties, Tautomer, itself and/or through its Affiliates and Sublicensees, will be solely responsible for all Commercialization activities for Licensed Product in the Territory, including, but not limited to, the marketing, strategy, pricing, promotion, physician targeting, reimbursement, distribution and sale of the Licensed Product in the Territory. Tautomer shall bear all of its costs and expenses incurred in connection with such Commercialization activities.
1.2Commercial Diligence. Tautomer shall use Commercially Reasonable Efforts to Commercialize Licensed Products in South Africa for both Chemotherapy Induced Nausea and Vomiting and Chronic Pain.
1.3Commercialization Plan and Reports. Tautomer shall submit a written strategic and tactical plan for the Commercialization of Licensed Products in the Field in the Territory (the “Commercialization Plan”) to the JSC for review and approval. The Commercialization Plan with respect to a Licensed Product shall contain in reasonable detail the major Commercialization activities planned for such Licensed Product in the Territory. Tautomer shall deliver an initial draft of the Commercialization Plan to the JSC for its review at least six (6) months prior to the anticipated First Commercial Sale of a Licensed Product in the Territory. Tautomer shall provide the JSC with an updated Commercialization Plan on an annual basis.
Article 8
COMPENSATION

8.1Equity Purchase. Within sixty (60) days after the Effective Date (or such longer period as is necessitated by compliance with the restrictions contained herein), Tautomer shall purchase a minimum of Five Hundred Thousand Dollars ($500,000) of shares of common stock Skye in the open market in compliance with all applicable laws and regulations. Tautomer shall appoint a broker reasonably agreeable to Skye as its agent to purchase common stock on behalf of Tautomer in the open market. It is the intention of the Parties that such purchases benefit from the safe harbor provided by Rule 10 b-18 (“Rule 10 b-18”) promulgated by the Securities and Exchange Commission “SEC” under the Securities Act of 1934, as amended (the “Exchange Act”), and each Party acknowledges that Tautomer may be an "affiliated purchaser" of Skye, as such term is defined in Rule 10 b-18. Accordingly, Tautomer hereby agrees that, during the term of this Agreement, it shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10 b-18 for such purchases of common stock pursuant to this Section 7.1. Tautomer shall enter into an agreement with such broker, in the form provided to and reasonably approved by Skye, evidencing such broker's obligation to make purchases of common stock hereunder in accordance with the requirements of this paragraph, including, without limitation, the timing, price and volume restrictions contained in Rule 10 b-18, taking into account the rules and practices of the principal exchange or trading market upon which the common stock is traded. Skye shall promptly notify Tautomer of the existence of any circumstances that render it advisable to suspend purchases under this Section 7.1 for any given period of time (including, without limitation, purchasers by Skye or any other “affiliated purchasers” (as defined in Rule 10 b-18) of Skye, distributions by Skye within the meaning of Regulation M under the Exchange Act or the possession by Tautomer of material non-public information), and upon receipt of Skye's direction to suspend purchases, Tautomer shall do so and notify its broker to such effect. Any suspension notice to the broker acting for Tautomer shall not include any other information about the nature of the circumstances giving rise to such suspension or its applicability to Tautomer or otherwise communicate any material nonpublic information about Skye or its securities to such broker. Tautomer shall promptly notify Skye in writing after making any purchases hereunder in accordance with monitoring procedures to be established by the Parties, including providing a daily email report confirming purchases of common stock to Skye indicating this specific price and number of shares purchased at each specific price for Tautomer for purposes of any required reporting by Skye in its filings with the SEC. Tautomer represents and warrants that it will publicly disclose the acquisition of any securities hereunder, as required, in accordance with Section 13 and Section 16 of the Exchange Act and that it will cooperate with Skye in all reasonable respects (including the execution of required documentation) to assist with and facilitate any public reporting obligations Skye may have under the Exchange Act or otherwise.
1.1Reimbursement of Tautomer Development Expenses. Tautomer will reimburse Skye for all of Skye’s internal and external costs and expenses plus a mark-up of [***] percent ([***]%) for the Development activities performed by Skye under the Development Plan and the regulatory support activities performed by Skye pursuant to Section 5.7 (collectively, “Skye Development Expenses”). Skye will invoice Tautomer for any Skye Development Expenses and Tautomer will pay such invoices within thirty (30) days of receipt.
1.2Development Milestone Payments. Within thirty (30) days after the first achievement by Tautomer, any of its Affiliates or Sublicensees of the following development milestone events, Tautomer shall notify Skye in writing and make the corresponding development milestone payment to Tautomer. Each such development milestone payment shall be payable one time only.

Development Milestone Event	Payment
Complete Formulation of Licensed Product	$[***]
Approval of Marketing Authorization Application for the first Indication	$[***]
First Commercial Sale of Licensed Product for the first Indication	$[***]

For purposes of this Section 8.3, “Complete Formulation of Licensed Product” shall be deemed to occur upon the first of (a) achievement of all requirements for formulation completion as set forth in the Development Plan or (b) initiation of the production of the first GMP-batch of Licensed Product.
8.2Sales Milestone Payments. On an aggregate Net Sales basis for all Licensed Products in the Territory, Tautomer will pay to Skye the following one-time milestone payments within sixty (60) days after the first and only achievement of the applicable sales milestone event. For clarity, the milestone payments in this Section 8.4 shall be additive such that if multiple milestones below are met in the same Calendar Year, Tautomer shall pay all applicable payments to Skye for that Calendar Year.

Sales Milestone Event	Payment
Upon first achievement of annual Licensed Product Net Sales of $[***] in the Territory	$[***]
Upon first achievement of annual Licensed Product Net Sales of $[***] in the Territory	$[***]
Upon first achievement of annual Licensed Product Net Sales of $[***] in the Territory	$[***]
Upon first achievement of annual Licensed Product Net Sales of $[***] in the Territory	$[***]
Upon first achievement of annual Licensed Product Net Sales of $[***] in the Territory	$[***]

8.3Royalties.
(a)Royalty Rates. Subject to Section 8.5(b), Tautomer will pay Skye tiered royalties on the aggregate, annual Net Sales of all Licensed Products in the Territory during the applicable Royalty Term, at the rates set forth below.

Portion of Annual Net Sales of Licensed Products in the Territory	Royalty Rate
Up to and including $[***]	[***]%
Greater than $[***]and less than or equal to $[***]	[***]%
Greater than $[***]	[***]%

(b)Royalty Term. Tautomer shall pay royalties under this Section 8.5, on a country-by-country and Licensed Product-by-Licensed Product basis, on Net Sales during the period of time beginning on the First Commercial Sale of such Licensed Product in such country and continuing until the later of: (i) the expiration of the last-to-expire of the Licensed Patents or patents within the Tautomer IP in the applicable country Covering such Licensed Product (including Licensed Compound contained in the Licensed Product), (ii) expiration of all regulatory, marketing and data exclusivity applicable to such Licensed Product in such country or (iii) fifteen years after First Commercial Sale of such Licensed Product in such country (the “Royalty Term” in such country for such Licensed Product).
(c)Third Party Payments. If Tautomer in-licenses any Third Party Patents or trade secrets that are necessary to Develop, make, have made, use or sell Licensed Product in the Field in the Territory and the total royalties payable by Tautomer to the applicable Third Party for sales of Licensed Product exceed [***] per cent ([***]%) of Net Sales of such Licensed Product in such country, then the royalties payable to Skye in Section 8.5(a) shall be reduced on a Licensed Product-by-Licensed Product and country-by-country basis according to the following formula:
A x 50% x (B÷C) = D
where:
A =    the percentage royalty payable by Tautomer to such Third Party for sales of such Licensed Product in such country that exceeds [***]% of Net Sales;
B =    the royalty payable by Tautomer to Skye as set forth above for sales of such Licensed Product in such country;
C =    the total royalty payable by Tautomer for sales of such Licensed Product in such country; and
D =     the amount by which the royalty payable to Skye as set forth above will be reduced for sales of such Licensed Product in such country;
provided always that the royalty payable to Skye for Net Sales of such Licensed Product in such country shall not be reduced by more than [***] percent ([***]%) below the royalty that would otherwise be owed pursuant to Section 8.5(a).
(d)Compulsory Licenses. If a compulsory license is granted to a Third Party with respect to a Licensed Product in any country in the Field in the Territory with a royalty rate lower than the royalty rates provided by Section 8.5(a) (as adjusted per Section 8.5(c)), then the royalty rate to be paid by Tautomer on Net Sales in such country under Section 8.5(a) will be reduced to the rate payable by the compulsory licensee. For purposes of the foregoing, a “compulsory license” means, with respect to Licensed Product in a country or territory, a license, or rights granted to a Third Party by a governmental agency within such country or territory to sell or offer for sale Licensed Product in such country or territory under any Patents or Know-How Controlled by either Party or its Affiliates, without direct or indirect authorization from such Party or its Affiliates.
(e)Royalty Reports and Payments. Within fifteen (15) days after the end of each Calendar Quarter during the Royalty Term, Tautomer shall deliver to Skye a statement, on a country-by-country and Licensed Product-by-Licensed Product basis, of the amount of gross sales and Net Sales of Licensed Products during the applicable Calendar Quarter, a calculation of the amount of royalty payment due on such sales for such Calendar Quarter, any applicable royalty reductions under Section 8.5(c), and a revised calculation of the payment due after the application of such offsets. Concurrent with the delivery of the applicable quarterly report, Tautomer shall pay Skye in Dollars all royalties owed with respect to Net Sales for such Calendar Quarter.
8.4Non-Royalty Sublicensing Income. Subject to the terms of this Section 8.6, Tautomer shall pay Skye [***] percent ([***]%) of all Non-Royalty Sublicensing Income received by Tautomer or its Affiliates from Sublicensees. For clarity, to avoid double-counting of payments, Tautomer and its Affiliates shall have the right to credit the amounts of any milestone payment owed to Skye under Section 8.3 or Section 8.4 against any Non-Royalty Sublicensing Income arising from any payment received by Tautomer or its Affiliates from a Sublicensee for achievement of the substantially equivalent milestone event, prior to the calculation of the share of Non-Royalty Sublicensing Income payable to Skye. Within thirty (30) days after receipt of any Non-Royalty Sublicensing Income by Tautomer or its Affiliates, Tautomer shall notify Skye in writing and portion of Non-Royalty Sublicensing Income payable to Skye under this Section 8.6.
8.5Currency; Exchange Rate. All payments to be made by Tautomer to Skye under this Agreement shall be made in Dollars by bank wire transfer in immediately available funds to a bank account designated by written notice from Skye. Tautomer shall be responsible for all wire transfer fees incurred in connection with its payments to Skye under this Agreement. The rate of exchange to be used in computing the amount of currency equivalent in Dollars shall be made at the average of the closing exchange rates reported in The Wall Street Journal (U.S., Eastern Edition) for the first, middle and last Business Days of the applicable reporting period for the payment due.
8.6Late Payments. If Skye does not receive payment of any sum due to it on or before the due date therefor, simple interest shall thereafter accrue on the sum due to Skye from the due date until the date of payment at a per-annum rate of prime (as reported in The Wall Street Journal (U.S., Eastern Edition)) plus two percentage points or the maximum rate allowable by applicable Law, whichever is less.
8.7Records; Audits. Tautomer shall maintain, and shall cause its Affiliates and Sublicensees to maintain, complete and accurate records in reasonably sufficient detail to permit Skye to confirm the accuracy of all payments owed to Skye under this Agreement and in compliance with Accounting Standards, consistently applied. Upon reasonable prior notice, such records shall be available during regular business hours for a period of ten (10) years from the end of the Calendar Year to which they pertain for examination, not more often than once each Calendar Year, to Skye or an independent certified public accountant selected by Skye and reasonably acceptable to Tautomer, for the sole purpose of verifying the accuracy of the financial reports furnished by Tautomer pursuant to this Agreement. Any such auditor shall enter into a confidentiality agreement with the Tautomer and shall not disclose Tautomer’s Confidential Information, except to the extent such disclosure is necessary to verify the accuracy of the financial reports furnished by Tautomer or the amount of payments due by Tautomer under this Agreement. Any amounts shown to be owed but unpaid shall be paid, and any amounts showed to be overpaid will be refunded, within thirty (30) days from the completion of Skye’s or the accountant’s report. Skye shall bear the full cost of such audit unless such audit discloses an underpayment by Tautomer of more than five percent (5%) of the amount due, in which case Skye shall bear the full cost of such audit.
8.8Taxes.
(a)All amounts to be paid by Tautomer hereunder are exclusive of Indirect Taxes. Applicable Indirect Taxes are to be duly calculated, accounted for and added to the fee amounts on the invoices to the extent required by applicable Laws. If any Indirect Taxes are owed, such Indirect Taxes shall be added to the amount owed and shall be paid by Tautomer. The Parties shall cooperate and exercise their commercially reasonable efforts to allow, to the extent possible under applicable Laws, recovery of any such VAT paid. Tautomer shall indemnify, defend, and hold Skye and its Affiliates harmless for any Indirect Taxes with respect to any amounts to be paid by Tautomer hereunder.
(b)Except as otherwise provided in this Section 8.9, all amounts to be paid hereunder shall be paid after all deductions and withholdings for taxes as required by applicable Law in any country having jurisdiction. If applicable Law requires any such deduction or withholding, Tautomer shall timely remit the applicable deduction or withholding to the appropriate Governmental Authority, pay to Skye the applicable net amount after such deduction or withholding and secure and send to Skye the best available evidence of the payment of such withholding or similar tax within thirty (30) days following such payment. Notwithstanding the foregoing, if Tautomer (i) assigns or transfers this Agreement, (ii) exercises its rights or performs any of its obligations under this Agreement through an Affiliate, (iii) changes its domicile or performs any of its obligations under this Agreement through a branch or permanent establishment outside its country of incorporation or (iv) fails to comply with applicable Laws or filing or record retention requirements, and solely as a result of any such actions (i) – (iv), the amount of any tax that Tautomer is required to deduct or withhold from a payment to Skye is increased, Tautomer shall be responsible for all such additional withholding taxes and shall increase the amount payable to Skye to the extent necessary to ensure that after making all required withholdings (including withholdings on additional amounts) Skye receives the same amount as it would have received had Tautomer not taken such action.
(c)The Parties shall cooperate and exercise their commercially reasonable efforts to ensure that any withholding taxes imposed are reduced as far as possible under the provisions of applicable double tax treaties or other applicable Law. Prior to making any payment subject to deduction or withholding under Section 8.10(b), Tautomer shall provide a written notice to Skye of the amounts subject to deduction or withholding, and the legal basis therefor, and shall use commercially reasonable efforts to inform Skye of any forms, certificates or other items necessary to reduce or eliminate any withholding or similar taxes and provide Skye a reasonable opportunity to provide such forms, certificates or other items. The Parties shall furnish each other with the best available evidence on the application of double tax treaties applicable and of payment whenever Tautomer is to deduct such tax from any payments due.
(d)The Parties shall use commercially reasonable efforts to provide, and to cause their respective Affiliates, subcontractors, Sublicensees, customers and applicable Third Parties to provide, any information and documentation reasonably requested by the other Party to obtain the benefits of (i) Section 250 of the Internal Revenue Code of 1986, as amended and the applicable Treasury Regulations thereunder and/or (ii) any U.S. tax legislation enacted during the term of this Agreement that could provide a material tax benefit to either Party.
Article 9
INTELLECTUAL PROPERTY MATTERS
9.1Ownership of Inventions. Inventorship of all inventions that are discovered, made, generated, conceived or reduced to practice in the course of activities performed under or contemplated by this Agreement shall be determined in accordance with the rules of inventorship under U.S. patent laws. As between the Parties, (a) Skye shall solely own all Compound IP, (b) each Party shall solely own all other Know-How, and intellectual property rights therein (including Patents Covering such Know-How), that is discovered, made, conceived or first reduced to practice solely by its or its Affiliates’ employees, (sub)licensees, subcontractors or agents, excluding Compound IP and (c) the Parties shall jointly own all Know-How, and intellectual property rights therein (including Patents Covering such Know-How), that is discovered, made, conceived or first reduced to practice in connection with the Development, Manufacture or Commercialization of a Licensed Compound or Licensed Product under the Agreement where the joint inventors are (i) Skye’s or its Affiliates employees, (sub)licensees (subject to the terms and conditions of existing agreements with such sublicensees), subcontractors or agents; and (b) Tautomer’s or its Affiliate’s employees, Sublicensees, subcontractors or agents, excluding Compound IP (“Joint IP”). All Patents claiming Joint IP shall be referred to herein as “Joint Patents.” Except to the extent either Party is restricted by the licenses granted to the other Party under this Agreement, each Party shall be entitled to practice, license, assign and otherwise exploit the Joint IP and Joint Patents without the duty of accounting or seeking consent from the other Party.
9.2Disclosure of Inventions. Tautomer shall promptly disclose to Skye all inventions that are discovered, made, generated, conceived or reduced to practice by or on behalf of Tautomer, its Affiliates or Sublicensees under this Agreement, including all invention disclosures or other similar documents submitted to Tautomer by its or its Affiliates’ employees, agents, or independent contractors relating thereto, and shall promptly respond to reasonable requests from Skye for additional information relating to such inventions.
9.3Prosecution of Patents.
(a)By Skye. As between the Parties, Skye shall have the first right, but not the obligation, to prosecute and maintain, using counsel of its choice at its cost and expense, (i) the Licensed Patents and Joint Patents in the Territory and (ii) the Joint Patents and Patents included within the Tautomer IP (the “Tautomer Patents”) outside of the Territory. Skye shall keep Tautomer reasonably informed of progress with regard to the prosecution and maintenance of any such Patents. In addition, Skye shall provide Tautomer with drafts of all proposed substantive filings and correspondence to any patent authority reasonably prior to the submission to such patent authority to the extent related to any such Patents for Tautomer’s review and comment prior to the submission of such proposed filings and correspondence. Skye shall consider in good faith Tautomer’s comments related to such Patents prior to submitting such filings and correspondence, provided that Tautomer provides such comments to Skye within thirty (30) days (or a shorter period reasonably designated by Skye if thirty (30) days is not practicable given the filing deadline) of receiving the draft filings and correspondence from Skye. If Skye declines to prosecute and maintain any of (x) the Licensed Patents or Joint Patents in the Territory or (y) the Joint Patents or Tautomer Patents outside of the Territory, then it will promptly notify Tautomer in writing of its decision, and in any event, at least thirty (30) days in advance of any statutory bar or other deadline that would result in the loss of rights associated with such Licensed Patents, Joint Patents or Tautomer Patents. Tautomer may, upon written notice to Skye, assume such prosecution and maintenance in Skye’s name or Tautomer’ name, as applicable, and at Tautomer’ sole expense.
(b)By Tautomer. As between the Parties, Tautomer shall have the first right but not the obligation to prosecute and maintain, using counsel of its choice at its cost and expense, Tautomer Patents in the Territory. Tautomer shall keep Skye reasonably informed of progress with regard to the prosecution and maintenance of any Tautomer Patents. In addition, Tautomer shall provide Skye with drafts of all proposed substantive filings and correspondence to any patent authority reasonably prior to the submission to such patent authority to the extent related to any Tautomer Patents for Skye’s review and comment prior to the submission of such proposed filings and correspondence. Tautomer shall consider in good faith Skye’s comments related to such Patents prior to submitting such filings and correspondence, provided that Skye provides such comments to Tautomer within thirty (30) days (or a shorter period reasonably designated by Tautomer if thirty (30) days is not practicable given the filing deadline) of receiving the draft filings and correspondence from Tautomer. If Tautomer declines to prosecute and maintain any Tautomer Patent in the Territory, then it will promptly advise Skye of its decision, and in any event, at least thirty (30) days in advance of any statutory bar or other deadline that would result in the loss of rights associated with such Tautomer Patent. Skye may, upon written notice to Tautomer, assume such prosecution, defense and maintenance in Tautomer’ name and at Skye’s sole expense.
(c)Cooperation. Each Party shall provide the other Party all reasonable assistance and cooperation, at the other Party’s request and expense (and, for the avoidance of doubt, the requesting Party shall reimburse the assisting Party for all reasonable expenses in such assistance and cooperation), in the patent prosecution efforts provided above in this Section 9.3, including providing any necessary powers of attorney and executing any other required documents or instruments for such prosecution.
9.4Enforcement of Licensed Patents.
(a)Notification. If either Party becomes aware of (i) any existing or threatened infringement of the Licensed Patents (excluding any Licensed Patent that Covers only Licensed Compound), Joint Patents or Tautomer Patents in the Field in the Territory, which infringing activity involves the using, making, importing, exporting, offering for sale or selling Licensed Products or (ii) a declaratory judgment action in connection with any infringement described in clause (i) seeking an order that any claim in such Licensed Patent, Joint Patent or Tautomer Patent is invalid or unenforceable (each of (i) and (ii), a “Product Infringement”), it shall promptly notify the other Party in writing to that effect, and the Parties will consult with each other regarding any actions to be taken with respect to such Product Infringement.
(b)Enforcement Rights. For any Product Infringement, each Party shall share with the other Party all information available to it regarding such actual or alleged infringement. As between the Parties, Tautomer shall have the first right, but not the obligation, to bring an appropriate suit or take other action against any person or entity engaged in, or to defend against, such Product Infringement in the Territory, at Tautomer’s cost and expense. If Tautomer does not, within sixty (60) days after its receipt or delivery of notice under Section 9.4(a), commence a suit to enforce the applicable Licensed Patents, Joint Patents or Tautomer Patents or take other action to terminate such Product Infringement, then Skye shall have the right, but not the obligation, to commence such a suit or take such an action or defend against such Product Infringement in the Territory at its own cost and expense; provided that prior to the expiration of such sixty (60)-day period Skye shall have the right, but not the obligation, to institute proceedings for interim injunctive relief against such Product Infringement. In such event, Tautomer shall take appropriate actions in order to enable Skye to commence a suit or take the actions set forth in the preceding sentence. Neither Party shall settle any such suit or action in any manner that would negatively impact the Licensed Patents or that would limit or restrict the ability of Tautomer to exploit Licensed Products anywhere in the Territory or limit or restrict the ability of Skye to exploit Licensed Compound and Licensed Products outside of the Territory without the prior written consent of the other Party.
(c)Collaboration. Each Party shall provide to the enforcing Party reasonable assistance in such enforcement, at such enforcing Party’s request and expense (and, for the avoidance of doubt, the enforcing Party shall reimburse the other Party for all reasonable expenses in such assistance), including joining such action as a party plaintiff if required by applicable Laws to pursue such action. The enforcing Party shall keep the other Party regularly informed of the status and progress of such enforcement efforts and shall reasonably consider the other Party’s comments on any such efforts. The non-enforcing Party shall be entitled to separate representation in such matter by counsel of its own choice and at its own expense, but such Party shall at all times cooperate fully with the enforcing Party.
(d)Expenses and Recoveries. The Party bringing or defending a claim, suit or action under Section 9.4(a) shall be solely responsible for any expenses incurred by such Party as a result of such claim, suit or action. If such Party recovers monetary damages in such claim, suit or action, such recovery shall be allocated first to the reimbursement of any expenses incurred by the Parties in such litigation, and any remaining amounts shall be allocated as follows: (i) if Tautomer is the enforcing or defending Party, the remaining amounts will be retained by Tautomer, except that any such amounts attributable to lost sales of Licensed Products shall be included in Net Sales subject to payments to Skye in accordance with Section 8.4 and Section 8.5 and all other amounts shall be treated as Non-Royalty Sublicensing Income subject to payment by Tautomer to Skye pursuant to Section 8.6, and (ii) if Skye is the enforcing or defending Party, Skye will retain eighty percent (80%) of any remaining amounts and remit twenty percent (20%) to Tautomer.
9.5Patent Term Extensions. The Party responsible for prosecuting and maintaining Licensed Patents, Joint Patents or Tautomer Patents will be responsible for applying or having applied for patent term extensions, including supplementary protection certificates and any other extensions such as pediatric extensions, that are now available or become available during the Term and that become available directly as a result of the Regulatory Approval of a Licensed Product; provided that such Party will consult with the other Party with respect to such decisions and will consider the comments and concerns of the other Party in good faith.

9.6Personnel Obligations. Prior to beginning work under this Agreement relating to any Development of a Licensed Product, each employee, agent or independent contractor of Tautomer or its Affiliates shall be bound by invention assignment obligations that are consistent with the obligations of Tautomer under this Agreement, including: (a) promptly reporting any invention, discovery, process or other intellectual property right; (b) assigning to Tautomer, as applicable, all of his or her right, title and interest in and to any invention, discovery, process or other intellectual property right; (c) cooperating in the preparation, filing, prosecution, maintenance and enforcement of any Patent; (d) performing all acts and signing, executing, acknowledging and delivering any and all documents required for effecting the obligations and purposes of this Agreement; and (e) complying with obligations of confidentiality and non-use consistent with those contained in this Agreement.
9.7Trademarks.
(a)Tautomer and its Affiliates and Sublicensees shall brand the Licensed Products in the Territory using the Licensed Trademarks. When selecting the Licensed Trademarks, Skye shall give good faith consideration to Tautomer’s reasonable input. Tautomer shall not, and shall ensure that its Affiliates and Sublicensees will not, make any use of or attempt to register, the trademarks or house marks of Skye (including Skye’s corporate name) or any trademark confusingly similar thereto. Skye shall have the first right, but not the obligation, to prosecute and maintain, using counsel of its choice at its cost and expense, the Licensed Trademarks in the Territory. Skye shall keep Tautomer reasonably informed of progress with regard to the prosecution and maintenance of any such trademarks. In addition, Skye shall promptly provide Tautomer with drafts of all proposed substantive filings and correspondence to any trademark authority to the extent related to any such trademarks for Tautomer’s review and comment prior to the submission of such proposed filings and correspondence. Skye shall consider in good faith Tautomer’s comments related to such trademarks prior to submitting such filings and correspondence, provided that Tautomer provides such comments to Skye within thirty (30) days (or a shorter period reasonably designated by Skye if thirty (30) days is not practicable given the filing deadline) of receiving the draft filings and correspondence from Skye. If Skye declines to prosecute and maintain any Licensed Trademarks in any country in the Territory, then it will promptly advise Tautomer of its decision, however, at least thirty (30) days in advance of any statutory bar or other deadline that would result in the loss of rights associated with such Licensed Trademarks. Tautomer may, upon written notice to Skye, assume such prosecution and maintenance in Skye’s name and at Tautomer’s sole expense.
(b)Each Party shall promptly notify the other Party in writing upon becoming aware of any infringement of the Licensed Trademarks in the Territory. As between the Parties, Tautomer shall have the first right, but not the obligation, to initiate a lawsuit or take other reasonable action to enforce the Licensed Trademarks against such infringement in the Territory. If Tautomer does not initiate a lawsuit or take other reasonable action intended to cause such infringement to cease and obtain remedies for the harm resulting therefrom within one hundred twenty (120) days of notice provided pursuant to this Section 9.7(b), then Skye shall have the right, but not the obligation, to initiate such lawsuit or take such other action, after providing thirty (30) days’ notice to Tautomer. Any proceeds from such lawsuit after reimbursement of each Party’s expenses shall be received by Tautomer; provided that, such received proceeds shall be deemed to be Net Sales and subject to payments to Skye in accordance with Section 8.4 and Section 8.5.

9.8Recordal of Licenses. To the extent permitted and provided for under applicable Laws governing the jurisdiction in question, each Party shall have the right to have any license pursuant to this Agreement granted under a registered intellectual property right (including but not limited to any Licensed Patent and Licensed Trademark) in the Territory recorded on the register in question; and, to the extent that one Party (for purposes of this Section 9.8, the “Requesting Party”) reasonably requires the action of the other Party (for purposes of this Section 9.8, the “Other Party”) to effect such recordal, the Other Party shall perform any actions reasonably required by the Requesting Party to effect such recordal. To the extent that the Other Party incurs any costs in performing any action under this Section 9.8, unless otherwise agreed between the Parties, the Requesting Party shall bear the Other Party's reasonable costs of performing such action. Upon termination of any license that is recorded pursuant to this Section 9.8, whether as a result of termination of this Agreement or for any other reason, the Party that is the proprietor of the registered intellectual property right in question shall be entitled to have the recordal of the license deleted from the register.
Article 10
REPRESENTATIONS AND WARRANTIES; COVENANTS
10.1Mutual Representations and Warranties. Each Party hereby represents and warrants to the other Party that, as of the Execution Date:
(a)It is a company or corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated; and
(b) (i) it has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder; (ii) it has taken all necessary corporate action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and (iii) this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid and binding obligation of such Party that is enforceable against it in accordance with its terms.
10.2Additional Representations and Warranties of Skye. Skye represents and warrants to Tautomer that, as of the Execution Date:
(a)Skye has the right to grant the license granted to Tautomer under Section 3.1;
(b)Skye has not entered into any agreement with any Third Party that is in conflict with the rights granted to Tautomer under this Agreement;
(c)Skye has not received any notice or threat from any Third Party asserting or alleging, and there is no basis for any assertion or allegation, that any research, manufacture or development of the Compound by Skye prior to the Execution Date misappropriated the intellectual property rights of such Third Party;
(d)To Skye’s knowledge, no Third Party is infringing or has infringed any Licensed Patents or has misappropriated any Licensed Know-How; and

(e)Neither Tautomer nor any of its Affiliates have been debarred by a Regulatory Authority or any other Governmental Authority and is not the subject of a conviction by any such authority.
10.3Additional Representations and Warranties of Tautomer. Tautomer represents and warrants to Skye that, as of the Execution Date:
(a)Tautomer has the right to grant the license and option to Skye it grants or purports to grant under Section 3.3; and
(b)Neither Tautomer nor any of its Affiliates have been debarred by a Regulatory Authority or any other Governmental Authority and is not the subject of a conviction by any such authority.
10.4Skye Covenants. Skye hereby covenants to Tautomer that:
(a)Skye will comply with applicable Laws in performing its activities under this Agreement;
(b)During the Term, Skye will not enter into any contractual obligation with any Third Party that would conflict with the license granted to Tautomer under Section 3.1; and
(c)In performing its activities under this Agreement, Skye shall not employ or engage any person who has been debarred by any Regulatory Authority or is the subject of debarment proceedings by a Regulatory Authority.
10.5Tautomer Covenants. Tautomer hereby covenants to Skye that:
(a)Tautomer will comply with applicable Laws in performing its activities under this Agreement, including with respect to the Development, Manufacture and Commercialization of Licensed Products.
(b)During the Term, Tautomer will not enter into any contractual obligation with any Third Party that would conflict with the license or option granted to Skye under Section 3.3.
(c)In performing its activities under this Agreement, Tautomer shall not employ or engage any person who has been debarred by any Regulatory Authority or is the subject of debarment proceedings by a Regulatory Authority, including, without limitation, any person who has been debarred or is the subject of debarment proceedings (i) under U.S. law, including under 21 U.S.C. § 335a, or any foreign equivalent thereof or (ii) that are related to the development or approval of any therapeutic product, any regulation of any therapeutic product. Tautomer shall notify Skye promptly upon becoming aware that any of its or its Affiliates’ employees or consultants has been debarred or is the subject of debarment proceedings by any Regulatory Authority, or engages in any conduct or activity which could lead to debarment or a debarment proceeding.

(d)During the Term, Tautomer and its Affiliates shall not, by themselves or with or through any Third Party, Manufacture Licensed Compound or Develop, Manufacture, Commercialize or otherwise exploit any product containing or comprising Licensed Compound except for Licensed Products.
10.6Mutual Covenants. Each Party hereby covenants to the other Party that:
(a)it shall not, in the performance of this Agreement, perform any actions that are prohibited by applicable anti-corruption laws (including the provisions of the United States Foreign Corrupt Practices Act of 1977, as amended, the U.S. Travel Act, the U.S. Domestic Bribery Statute and all other applicable laws and regulations in jurisdictions in which the Party engages in business that govern corruption, bribery, kickbacks and ethical business conduct) (“Anti-Corruption Laws”) or Export Control Laws;
(b)neither such Party nor any of its Affiliates will, in connection with the exercise of such Party’s rights or performance of its obligations under this Agreement, directly or indirectly through Affiliates or Third Parties, pay, promise, offer to pay, authorize the payment of, accept or solicit, any money or give any promise, offer to give or authorize the giving of anything of value (including, but not limited, any corrupt payment, gratuity, emolument, bribe, kickback, improper gift, hospitality or benefit) to or from a public official or entity, or any other person for the purpose of obtaining or retaining business for or with, or directing business to, any person, including such Party and its Affiliates;
(c)in connection with the exercise of such Party’s rights or performance of its obligations under this Agreement, except as permitted by applicable government license or authorization, it shall not engage in any transactions or dealings with (including export, reexport or transfer any items to) (i) any country or territory that is subject to an embargo by the U.S. government (currently, Cuba, Iran, North Korea, Syria and the Crimea, Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine) or (ii) any entity or individual subject to sanctions, including being identified on any list of designated and prohibited parties maintained by the United States and other applicable jurisdictions (including, but not limited to, the List of Specially Designated Nationals and Blocked Persons, the Foreign Sanctions Evaders List and the Sectoral Sanctions Identifications List, which are maintained by the Office of Foreign Assets Control of the U.S. Treasury Department and the Entity List, Denied Persons List and Unverified List, which are maintained by the Bureau of Industry and Security of the U.S. Commerce Department);
(d)it shall maintain records (financial and otherwise) and supporting documentation related to the subject matter of this Agreement in order to document or verify compliance with the provisions of this Section 10.6, and upon request of the other Party, up to one time per Calendar Year and upon reasonable advance written notice, shall provide the other Party or its representative with access to such records for purposes of verifying compliance with the provisions of this Section 10.6; and
(e)such Party shall immediately notify the other Party, to the extent permitted by the applicable Law, if such Party has any information or suspicion that there may be a violation of Anti-Corruption Laws or Export Control Laws in connection with the exercise of such Party’s rights or performance of such Party’s obligations under this Agreement.

10.7Disclaimer. EXCEPT AS EXPRESSLY STATED IN THIS ARTICLE 10, (A) NO REPRESENTATION, CONDITION OR WARRANTY WHATSOEVER IS MADE OR GIVEN BY OR ON BEHALF OF TAUTOMER OR SKYE; AND (B) ALL OTHER CONDITIONS AND WARRANTIES WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE ARE HEREBY EXPRESSLY EXCLUDED, INCLUDING ANY CONDITIONS AND WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT.
Article 11
INDEMNIFICATION
1.1Indemnification by Skye. Skye shall defend, indemnify, and hold Tautomer and its Affiliates and their respective officers, directors, employees, and agents (the “Tautomer Indemnitees”) harmless from and against any and all damages or other amounts payable to a Third Party claimant, as well as any reasonable attorneys’ fees and costs of litigation incurred by such Tautomer Indemnitees, resulting from any claims, suits, proceedings or causes of action brought by such Third Party (collectively, “Claims”) against such Tautomer Indemnitee to the extent arising from or based on (a) the breach of any of Skye’s obligations, agreements, covenants, representations or warranties under this Agreement, (b) the Development, Manufacture (excluding Manufacture of Licensed Compound for Tautomer, which will be addressed in the Supply Agreement), use, handling, storage, sale or other disposition of any Licensed Compound or Licensed Product by Skye or its Affiliates (except to the extent attributable to or arising out of the actions of Tautomer, its Affiliates or Sublicensees or its or their employees or contractors) or (c) the gross negligence, willful misconduct or violation of applicable Laws by Skye or any of its Affiliates under this Agreement. The foregoing indemnity obligation shall not apply to the extent that any Claim arises from or is based on any activity for which Tautomer is obligated to indemnify the Skye Indemnitees under Section 11.2.
1.2Indemnification by Tautomer. Tautomer shall defend, indemnify, and hold Skye and its Affiliates and their respective officers, directors, employees and agents (the “Skye Indemnitees”) harmless from and against damages or other amounts payable to a Third Party claimant, as well as any reasonable attorneys’ fees and costs of litigation incurred by such Skye Indemnitees, resulting from any Claims against such Skye Indemnitee to the extent arising from or based on (a) the Development, Manufacture or Commercialization of Licensed Products by or on behalf of Tautomer or its Affiliates or Sublicensees (except (i) to the extent attributable to or arising out of the actions of Skye, its Affiliates or (sub)licensees or its or their employees or contractors or (ii) to the extent attributable to the Manufacture of Licensed Compound for Tautomer, which will be addressed in the Supply Agreement), (b) the breach of any of Tautomer’s obligations, agreements, covenants, representations or warranties under this Agreement or (c) the gross negligence, willful misconduct or violation of applicable Laws by Skye or any of its Affiliates under this Agreement. The foregoing indemnity obligation shall not apply to the extent that any Claim arises from or is based on any activity for which Skye is obligated to indemnify the Tautomer Indemnitees under Section 11.1.
1.3Indemnification Procedures. If either Party is seeking indemnification under Sections 11.1 or 11.1 (the “Indemnified Party”), it shall promptly notify the other Party (the “Indemnifying Party”) in writing of the Claim giving rise to the obligation to indemnify pursuant to such Section as soon as reasonably practicable after receiving notice of the Claim (but in no event later than thirty (30) days after receipt such notice; provided that any failure to make or delay in making such notification shall not relieve the Indemnifying Party of its obligations hereunder except to the extent the Indemnifying Party is materially prejudiced by such failure or delay). The Indemnifying Party shall have the right to assume the defense of any such Claim for which it is obligated to indemnify the Indemnified Party. The Indemnified Party shall cooperate with the Indemnifying Party as the Indemnifying Party may reasonably request, and at the Indemnifying Party’s cost and expense. The Indemnified Party shall have the right to participate, at its own expense and with counsel of its choice, in the defense of any Claim that has been assumed by the Indemnifying Party. Neither Party shall have the obligation to indemnify the other Party in connection with any settlement made without the Indemnifying Party’s written consent, which consent shall not be unreasonably withheld or delayed. The Indemnifying Party may not enter into any compromise or settlement unless (a) such compromise or settlement imposes only a monetary obligation on the Indemnifying Party and includes as an unconditional term thereof, the giving by each claimant or plaintiff to the Indemnified Party of a release from all liability in respect of such claim; or (b) the Indemnified Party consents to such compromise or settlement, which consent will not be unreasonably withheld, conditioned or delayed unless such compromise or settlement involves (i) any admission of legal wrongdoing by the Indemnified Party, (ii) any payment by the Indemnified Party that is not indemnified under this Agreement or (iii) the imposition of any equitable relief against the Indemnified Party. If the Parties cannot agree as to the application of Section 11.1 or 11.1 as to any Claim, pending resolution of the dispute pursuant to Article 14, the Parties may conduct separate defenses of such Claims, with each Party retaining the right to claim indemnification from the other Party in accordance with Section 11.1 or 11.2 upon resolution of the underlying Claim.
1.4Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 11.3 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTION 11.1 OR 11.1, OR DAMAGES AVAILABLE FOR A PARTY’S BREACH OF CONFIDENTIALITY OBLIGATIONS IN ARTICLE 12.
1.5Insurance. Tautomer shall procure and maintain insurance, including product liability insurance, with respect to its activities hereunder that is consistent with normal business practices of prudent companies similarly situated at all times during which any Licensed Product is being clinically tested in human subjects or commercially distributed or sold. Tautomer shall provide Skye with evidence of such insurance upon request and shall provide Skye with written notice at least sixty (60) days prior to the cancellation, non-renewal or material changes in such insurance. Such insurance shall not be construed to create a limit of Tautomer’ liability with respect to its indemnification obligations under this Article 11.

Article 12
CONFIDENTIALITY
12.1Confidentiality. During the Term and for a period of seven (7) years thereafter, all Confidential Information disclosed by or on behalf of a Disclosing Party to a Receiving Party hereunder shall be maintained in confidence by the Receiving Party and shall not be disclosed to any Third Party or used for any purpose other than as expressly provided for in this Agreement (which includes the exercise of any rights or the performance of any obligations hereunder) or otherwise used or disclosed in any manner that would constitute a violation of any applicable Laws, including any applicable Export Control Laws or securities Laws. The foregoing confidentiality and non-use obligations shall not apply to any portion of the Disclosing Party’s Confidential Information that the Receiving Party can demonstrate by competent written proof:
(a)was already known to the Receiving Party or its Affiliate, other than under an obligation of confidentiality, at the time of disclosure by the Disclosing Party;
(b)was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party;
(c)became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the Receiving Party in breach of this Agreement;
(d)was disclosed to the Receiving Party or its Affiliate by a Third Party who has a legal right to make such disclosure and who did not obtain such information directly or indirectly from the Disclosing Party; or
(e)was independently discovered or developed by the Receiving Party or its Affiliate without access to or aid, application or use of the Disclosing Party’s Confidential Information.
Any combination of features or disclosures shall not be deemed to fall within the foregoing exclusions merely because individual features are published or available to the general public or in the rightful possession of the Receiving Party unless the combination itself and principle of operation are published or available to the general public or in the rightful possession of the Receiving Party.
12.2Authorized Disclosure. Notwithstanding the obligations set forth in Section 12.1, the Receiving Party may disclose the Disclosing Party’s Confidential to the extent:
(a)such disclosure is reasonably necessary to its employees, agents, consultants, contractors or (sub)licensees on a need-to-know basis for the sole purpose of performing its obligations or exercising its rights under this Agreement; provided that in each case, the disclosees are bound by written obligations of confidentiality and non-use consistent with those contained in this Agreement; provided that the Receiving Party shall be responsible for any breach of this Article 12 by its employees, agents, consultants, contractors or (sub)licensees; or

(b)such disclosure is reasonably necessary for filing and prosecuting Patents in accordance with Section 9.3;
(c)such disclosure is reasonably necessary for filing Regulatory Materials with a Regulatory Authority or obtaining, maintaining or expanding any Regulatory Approval;
(d)such disclosure is reasonably necessary to comply with applicable Laws, including regulations promulgated by applicable security exchanges, court order, administrative subpoena or order; provided that the Party subject to such Laws shall promptly notify the other Party of such required disclosure and shall use reasonable efforts to obtain, or to assist the other Party in obtaining, a protective order preventing or limiting the required disclosure.
Notwithstanding the foregoing, if a Party is required to make a disclosure of the other Party’s Confidential Information pursuant to Section 12.2(d), such Party shall notify the other Party of such required disclosure as far in advance as reasonably practicable (and in no event less than fifteen (15) Business Days prior to the anticipated date of disclosure provided that such time is reasonably available to such Party) to provide the non-disclosing Party opportunity to review and comment upon the disclosure.
12.3Return of Confidential Information. Any reproduction by a Party or its representatives of any of the other Party’s Confidential Information shall be and remain the Disclosing Party’s property and shall contain all confidential or proprietary notices or legends that appear on the original. All Confidential Information of the Disclosing Party (including all copies of it) shall always remain the Disclosing Party’s property. Upon the expiration or termination of this Agreement or upon the Disclosing Party’s request, the Receiving Party and its representatives shall promptly destroy (and certify in writing the destruction of) all Confidential Information of the Disclosing Party (including all copies, records and other embodiments of it in any medium), together with any derivative information, including notes, analyses, summaries and other tangible materials representing the Disclosing Party’s Confidential Information. Notwithstanding the foregoing, the Receiving Party may retain one (1) copy of the Confidential Information in the Receiving Party’s secure archives for the sole purpose of monitoring compliance with its continuing obligations under this Agreement, and the Receiving Party shall not be obligated to delete any electronic back-up or archival storage copies made in accordance with such Receiving Party’s normal practices solely for purposes of disaster recovery and compliance with its records retention practices. Notwithstanding the destruction of Confidential Information, the Receiving Party will continue to be bound by its nondisclosure and non-use obligations surviving under this Agreement.
12.4Publicity; Terms of Agreement.
(a)The Parties agree that the terms of this Agreement are the Confidential Information of both Parties, subject to the authorized disclosure provisions set forth in this Section 12.3 or Section 12.2. In addition, a Party may disclose such terms to the extent reasonably necessary to be disclosed to any bona fide potential or actual investor, acquiror, merger partner or (sub)licensee for the sole purpose of evaluating an actual or potential investment, acquisition, merger or (sub)licensing agreement; provided that in connection with such disclosure, such Party shall inform each disclosee of the confidential nature of such Confidential Information and ensure that each such disclosee is contractually obligated to treat such Confidential Information as confidential in accordance with commercially reasonable industry standards for such disclosures.
(b)The Parties have mutually approved a joint press release attached hereto as Exhibit A with respect to this Agreement, and either Party may make subsequent public disclosures of the contents of such press release. Subject to the foregoing, neither Party shall issue any other public announcement, press release or other public disclosure regarding the terms of this Agreement without the other Party’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned, except for any such announcement, release or disclosure that is, in the opinion of counsel of the Party proposing to issue such announcement, release or disclosure, required by applicable Laws or the rules of a stock exchange on which the securities of the Party proposing to issue such announcement, release or disclosure are listed (or to which an application for listing has been submitted). If a Party is, in the opinion of its counsel, required by applicable Laws or the rules of a stock exchange on which its securities are listed (or to which an application for listing has been submitted) to make such a public disclosure, such Party shall, to the extent legally feasible, submit the proposed disclosure in writing to the other Party as far in advance as reasonably practicable under the circumstances, and shall in good faith consider any comments received from the other Party. Under such circumstances, the releasing Party shall not be obligated to delay making any such press release or public communication beyond the time when the same is required to be made in order to facilitate comment by the other Party. Neither Party shall be required to seek the permission of the other Party to repeat any information regarding the terms of this Agreement or any amendment hereto that has already been publicly disclosed by such Party or by the other Party, in accordance with this Section 12.4(b); provided that such information remains accurate as of such time and provided the frequency and form of such disclosure are reasonable. Notwithstanding anything to the contrary in this Article 12, either Party may issue press releases or make public disclosures regarding (i) the commencement, progress, status, completion and key results of each clinical trial for any Licensed Product or (ii) regulatory updates and receipt of Regulatory Approvals for Licensed Product. In addition, either Party may disclose any payments paid to or received by either Party in respect of the achievement of any milestone events in the event, in the opinion of counsel of the Party issuing such disclosure, such disclosure is required by applicable Laws or the rules of a stock exchange on which the securities of the Party issuing such disclosure are listed (or to which an application for listing has been submitted). For clarity, the Party making any disclosure hereunder shall have the final say over the contents of such disclosure.
(c)The Parties acknowledge that either or both Parties may be obligated to file under applicable Laws a copy of this Agreement with the U.S. Securities and Exchange Commission or other Governmental Authorities. Each Party shall be entitled to make such a required filing; provided that it requests confidential treatment of the commercial terms and sensitive technical terms hereof and thereof to the extent such confidential treatment is reasonably available to such Party. In the event of any such filing, each Party will provide the other Party with a copy of this Agreement marked to show provisions for which such Party intends to seek confidential treatment and shall reasonably consider and incorporate the other Party’s reasonable comments thereon to the extent consistent with the legal requirements, with respect to the filing Party, governing disclosure of material agreements and material information that must be publicly filed.

12.5Scientific Publications. Either Party may publish or present data and/or results generated under this Agreement and relating to a Licensed Compound or Licensed Product in scientific journals and/or at scientific conferences, subject to this Section 12.5. Each Party shall provide the other Party with the opportunity to review any proposed abstract, manuscript or presentation which discloses data and/or results generated under this Agreement and relating to a Licensed Compound or Licensed Products (each, a “Publication”) by delivering a copy thereof to the other Party no less than forty-five (45) days before the intended submission for publication or presentation (the “Review Period”). Each Party agrees that it will not submit or present any Publication (a) until the other Party has provided written comments during such Review Period on the material in such Publication or (b) until the applicable Review Period has elapsed without written comments from the other Party. If a publishing Party receives written comments from the other Party during the applicable Review Period, it shall consider the comments of the other Party in good faith, but will retain the sole authority to submit the manuscript for Publication; provided that the other Party agrees (i) to delete any Confidential Information of the other Party that the other Party identifies for deletion in its written comments and (ii) to delay such Publication for a period of up to an additional ninety (90) days after the end of the applicable Review Period to enable the other Party to draft and file Patents with respect to any subject matter to be made public in such Publication and to which the other Party has the right to file such Patents. Each Party agrees to acknowledge the contributions of the other Party and its employees in all Publications as scientifically appropriate. Each Party will provide to the other a copy of the final version of each Publication.
Article 13
TERM AND TERMINATION
13.1Term. This Agreement shall become effective on the Effective Date and, unless earlier terminated pursuant to this Article 13, shall remain in effect on Licensed Product-by-Licensed Product and a country-by-country basis, until the expiration of the Royalty Term of such Licensed Product in such country (the “Term”); provided that Article 1, Article 2, Article 11, Article 14 and Article 15 and Section 10.1, Section 10.2, 10.3, Section 10.6, Section 10.7, Section 12.1, Section 12.2, Section 12.3, Section 12.4, Section 13.1 and Section 13.6 shall be effective upon the Execution Date. Upon the expiration of the Royalty Term for a Licensed Product in a particular country, the licenses granted by Skye to Tautomer under Section 3.1(a) with respect to such Licensed Product and such country shall become fully-paid, royalty free and non-exclusive.
13.2Unilateral Termination by Tautomer. Tautomer may terminate this Agreement in its entirety for any or no reason upon ninety (90) days’ written notice to Skye.
13.3Unilateral Termination by Skye. Skye may terminate this Agreement in its entirety upon ninety (90) days’ written notice to Tautomer if (a) (i) Skye undergoes a Change of Control (such written notice to be provided within ninety (90) days after the occurrence of such Change of Control) or (ii) Skye intends to grant to a Third Party a worldwide, exclusive license for the Licensed Compound outside the Field and (b) Skye pays to Tautomer a buy-out fee (“Buy-Out Fee”) determined in accordance with Schedule 13.3.

13.4Termination for Material Breach. Notwithstanding any other remedies and sanctions available to it, either Party may terminate this Agreement in its entirety upon written notice to the other Party in the event the other Party materially breaches this Agreement and fails to cure such breach within ninety (90) days (or thirty (30) days with respect to a breach of payment obligations) after receipt of written notice of breach from the non-breaching Party.
13.5Termination by Either Party for Bankruptcy. Either Party may terminate this Agreement in its entirety upon written notice to the other Party in the event that (a) a case is commenced by or against such other Party under applicable bankruptcy, insolvency or similar laws, which case, if commenced against (not by) such other Party, is not dismissed within ninety (90) days of the commencement thereof, (b) such other Party files for bankruptcy, reorganization, liquidation, receivership or similar proceedings, (c) such other Party assigns all or a substantial portion of its assets for the benefit of creditors, (d) a receiver or custodian is appointed for such other Party’s business, (e) a substantial portion of such other Party’s business is subject to attachment or similar process or (f) anything analogous to any of the events described in the foregoing clauses (a) through (e) occurs under the laws of any applicable jurisdiction (each of (a) to (f), an “Insolvency Event”).
13.6Termination for Failure to Fulfill Suspensive Condition. If the Suspensive Condition has not been fulfilled prior to expiration of the Exchange Control Approval Period, then at any time thereafter either Party shall have the right to terminate this Agreement in its entirety upon written notice to the other Party referencing this Section 13.6. Upon termination of this Agreement pursuant to this Section 13.6, this Agreement shall, except as otherwise provided in this Section 13.6, be of no further force and effect, the Term shall never commence and neither Party shall have any further rights or liability hereunder. For clarity, upon termination of this Agreement pursuant to this Section 13.6 neither Party shall have any liability to the other Party for any provision of this Agreement that did not come into effect as of the Execution Date. The following sections shall survive such termination of this Agreement: Article 1, Article 14 and Article 15 and Section 10.7, Section, 11.1, Section 11.2, Section 11.3, Section 11.4, Section 11.5 (last sentence only), Section 12.1, Section 12.2, Section 12.3, Section 12.4 and Section 13.6.
13.7Effect of Termination.
(a)Termination of License to Tautomer. Upon the termination (but not expiration) of this Agreement for any reason, all rights and licenses granted to Tautomer under this Agreement shall terminate and revert to Skye.
(b)Reversion of Rights. Upon termination of this Agreement by Tautomer pursuant to Section 13.2 or by Skye pursuant to Section 13.3, 13.4 or 13.5:
(i)License Grant to Skye. Tautomer hereby grants to Skye, effective upon such termination, an exclusive, irrevocable, perpetual, royalty-free, fully paid-up, sublicensable (through multiple tiers) license under the Tautomer IP and Tautomer’s rights in the Joint IP to Develop, Manufacture and Commercialize Licensed Compound and Licensed Products in the Field.

(ii)Tautomer Covenant. Tautomer and its Affiliates shall not, either themselves or with or through any Third Party, further Develop, Manufacture or Commercialize any Licensed Product in the Territory.
(iii)Regulatory Materials; Data. Tautomer shall promptly transfer and assign to Skye, at no cost to Skye, all Regulatory Materials and Regulatory Approvals for the Licensed Products, all data from non-clinical and clinical studies conducted by or on behalf of Tautomer, its Affiliates or Sublicensees on the Licensed Products, and all pharmacovigilance data (including all adverse event databases) on the Licensed Products
(iv)Inventory. At Skye’s request, Tautomer shall deliver to Skye all inventory (if any, and to the extent applicable) of Licensed Products owned by Tautomer (or its Affiliate) and in Tautomer’ (or its Affiliates) possession or control, and Skye shall reimburse Tautomer for its cost of goods for manufacturing or having manufactured such inventory.
(v)Transition Assistance.
(A)Tautomer shall, upon Skye’s request, supply the Licensed Product in its then-current form to Skye at cost (without markup) for a reasonable period of time until Skye establishes an alternative supplier, and in any event for at least twelve (12) months, and reasonably assist Skye in establishing an alternative supplier for such Licensed Products.
(B)Upon Skye’s request, Tautomer shall assign or sublicense to Skye any license agreements with respect to the Licensed Products in the Territory and any agreements or arrangement with Third Party vendors pertaining to the Development, Manufacture or Commercialization of Licensed Products in the Territory.
(C)Tautomer shall, at Skye’s request, provide reasonable technical assistance, including assistance with any inquiries and correspondence with Regulatory Authorities relating to any Licensed Product, for a period of twelve (12) months after the effective date of termination, and transfer all Know-How within the Tautomer IP relating to the Licensed Products.
(D)If at the time of the notice of termination, Tautomer is conducting any clinical trials for a Licensed Product, then, at Skye’s election on a trial-by-trial basis: (A) Tautomer shall fully cooperate with Skye to transfer the conduct of all such clinical trials to Skye, according to a transition plan to be developed by the Parties, and Skye shall assume any and all liability for such clinical trials after the effective date of such transition (except to the extent arising from any act or omission by Tautomer, its Affiliates or their respective employees, agents and contractors), provided that Tautomer shall continue to bear all costs and expenses incurred in connection with the conduct of such clinical trials until the completion of such transition; or (B) Tautomer shall, at its expense, orderly wind down the conduct of any such clinical trial that is not assumed by Skye under clause (A).
(E)In addition to the foregoing, Tautomer shall use reasonable efforts with respect to those activities for which it is responsible to ensure orderly transition and uninterrupted Development, Manufacturing and Commercialization of Licensed Products by

Skye and to enable Skye to enter into an agreement with a Third Party to continue these activities with minimal disruption and delay.
13.8Survival. Termination or expiration of this Agreement shall not affect any rights or obligations of the Parties under this Agreement that have accrued prior to the date of termination or expiration. Notwithstanding anything to the contrary, the following provisions shall survive any expiration or termination of this Agreement: [Article 1, Article 12, Article 14 and Article 15 and Sections 5.5, 8.7, 8.8, 8.9, 8.10, 9.1, 10.7, 11.1, 11.2, 11.3, 11.4, 13.6 and 13.8] [Note to draft: To be finalized prior to execution.]
Article 14
DISPUTE RESOLUTION
14.1Disputes. In the event of any dispute, controversy or claim arising out of, in connection with or related to this Agreement, or the interpretation, performance, enforcement, validity, breach or termination thereof, then upon the written request of either Party, the matter shall be referred to the Senior Executives, who shall meet in a good faith effort to resolve the dispute. Any final decision mutually agreed to by the Senior Executives shall be conclusive and binding on the Parties. If the Senior Executives are not able to agree on the resolution of any such dispute within thirty (30) days (or such other period of time as mutually agreed by the Senior Executives) after such dispute was first referred to them, then such dispute shall be resolved, subject to Sections 4.5 and 8.9, pursuant to the provisions of Section 14.2.
14.2Arbitration.
(a)All disputes that are not resolved pursuant to Section 14.1 shall be finally settled by arbitration in accordance with the rules of the International Chamber of Commerce (the “Rules”) in effect at the time of the arbitration, except as may be modified herein, by one (1) or more arbitrators selected in accordance with the Rules, provided that in the event there are three (3) arbitrators, each Party shall nominate one (1) arbitrator and the Party-nominated arbitrators shall nominate the third arbitrator within twenty (20) days after appointment of the second arbitrator. The seat, or legal place, of arbitration shall be New York, New York, USA. The language to be used in the arbitral proceedings shall be English. Any dispute regarding the scope, effect or applicability of the agreement to arbitrate or the propriety of commencing arbitration, shall be determined by the arbitrator(s) under this Section 14.2.
(b)The arbitrators shall render its final award, no later than twelve (12) months following transmission of the arbitration file to the arbitrator(s), unless the Parties jointly request an extension, or the arbitrator(s) determine in a reasoned decision that the interest of justice or the complexity of the case requires that such limit be extended.
(c)The arbitration shall be kept confidential and any nonpublic information provided in the arbitration, including any submissions, witness statements, expert reports or documents submitted in the arbitration or orders or decisions of the arbitrator(s) shall not be disclosed to any non-party except the arbitrator(s), the International Chamber of Commerce, the Parties, their counsel, experts, witnesses, accountants and auditors, insurers and reinsurers and any other person necessary to the conduct of the arbitration. The arbitrator(s) shall issue appropriate protective orders to safeguard each Party’s Confidential Information. Except as required by applicable Law, no Party shall make (or instruct the arbitrator(s) to make) any public announcement with respect to the proceedings or an order, decision or award of the arbitrator(s) without prior written consent of the other Party. The existence of any dispute submitted to arbitration, and the award, shall be kept in confidence by the Parties and the arbitrators, except (i) as required in connection with the enforcement of such award, (ii) as otherwise required by applicable Law or regulation requiring a Party to fulfil a legal duty or to protect or pursue a legal right, (iii) for actions to challenge the award, (iv) with the consent of both Parties or (v) where such information is already in the public domain other than as a result of a breach of this clause. No award or procedural order made in the arbitration shall be published.
(d)Except as set forth herein or as determined by the arbitrators, each Party shall bear its own legal fees for the arbitration. The costs, fees and expenses of the arbitrator(s) and the International Chamber of Commerce will be borne equally by the Parties.
(e)The arbitration award shall be final and binding on the Parties and the Parties undertake to carry out any award without delay. Any award shall be promptly paid in Dollars free of any tax, deduction or offset, and any costs, fees or taxes incident to enforcing the award shall, to the maximum extent permitted by applicable Law, be charged against the Party resisting enforcement. Judgment upon the award may be entered in any court of competent jurisdiction and the Parties hereby consent to the jurisdiction of such court for purposes of enforcement of such award.
14.3Injunctive Relief. Nothing contained in this Agreement shall deny either Party the right to seek interim equitable relief from a court of competent jurisdiction in the context of a bona fide emergency or prospective irreparable harm, and such an action may be filed and maintained notwithstanding any ongoing discussions between the Parties or any ongoing arbitration proceeding.
Article 15
MISCELLANEOUS
1.1Entire Agreement; Amendment. This Agreement, including the Exhibits hereto, sets forth the complete, final and exclusive agreement and all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto with respect to the subject matter hereof and supersedes, as of the Execution Date, all prior and contemporaneous agreements and understandings between the Parties with respect to the subject matter hereof, including the Confidentiality Agreement. The foregoing shall not be interpreted as a waiver of any remedies available to either Party as a result of any breach, prior to the Execution Date, by the other Party of its obligations under the Confidentiality Agreement. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as are set forth in this Agreement. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by an authorized officer of each Party.
1.2Force Majeure. Both Parties shall be excused from the performance of their obligations under this Agreement to the extent that such performance is prevented by force majeure and the nonperforming Party promptly provides notice thereof to the other Party. Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party takes reasonable efforts to remove the condition. For purposes of this Agreement, force majeure shall include conditions beyond the control of the Parties, including an act of God, war, civil commotion, terrorist act, labor strike or lock-out, epidemic, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe, and failure of plant or machinery (provided that such failure could not have been prevented by the exercise of skill, diligence and prudence that would be reasonably and ordinarily expected from a skilled and experienced person engaged in the same type of undertaking under the same or similar circumstances). Notwithstanding the foregoing, a Party shall not be excused from making payments owed hereunder because of a force majeure affecting such Party. If a force majeure persists for more than ninety (90) days, then the Parties will discuss in good faith the modification of the Parties’ obligations under this Agreement in order to mitigate the delays caused by such force majeure.
1.3Notices. Any notice required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be addressed to the appropriate Party at the address specified below or such other address as may be specified by such Party in writing in accordance with this Section 15.3, and shall be deemed to have been given for all purposes (a) when received, if hand-delivered or sent by confirmed electronic mail or a reputable courier service, or (b) five (5) Business Days after mailing, if mailed by first class certified or registered airmail, postage prepaid, return receipt requested.
If to Skye:
Skye Bioscience, Inc.
11975 El Camino Real, Suite 305
San Diego, CA 92130
United States
Attn: Punit Dhillon

With a copy to (which shall not constitute notice):
Cooley LLP
10265 Science Center Drive
San Diego, CA 92121
United States
Attn: Charity R. Williams

If to Tautomer:
Woodmead North Office, 54 Maxwell Drive,
Block B, Woodmead, 2191, Gauteng Province,
South Africa
Attn: Mr. Martin Magwaza

15.1Assignment. Neither Party may assign or transfer this Agreement or any rights or obligations hereunder without the prior written consent of the other, except that a Party may make such an assignment or transfer without the other Party’s consent to its Affiliates or to a Third Party successor to substantially all of the business of such Party to which this Agreement relates, whether in a merger, sale of stock, sale of assets or other transaction. Any successor or assignee of rights and/or obligations permitted hereunder shall, in writing to the other Party, expressly assume performance of such rights and/or obligations. Any permitted assignment shall be binding on the successors of the assigning Party. Any assignment or attempted assignment by either Party in violation of the terms of this Section 15.4 shall be null, void and of no legal effect.
15.2Headings; Interpretation.
(a)The captions to the several Articles, Sections, subsections, Exhibits and Schedules hereof are not a part of this Agreement, but are merely for convenience to assist in locating and reading the several Articles and Sections hereof. Unless the context requires otherwise or otherwise specifically provided, (a) all references herein to Articles, Sections, Schedules or Exhibits shall be construed to refer to Articles, Sections, Schedules and Exhibits of this Agreement and (b) reference in any Section to any subclauses are references to such subclauses of such Section.
(b)The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined and where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “any” shall mean “any and all” unless otherwise clearly indicated by context. The words “including”, “includes”, “include”, “for example”, and “e.g.” and words of similar import will be deemed to be followed by the words “without limitation.” The word “or” is disjunctive but not necessarily exclusive. The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.
15.3Independent Contractors. It is expressly agreed that Skye and Tautomer shall be independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency. Neither Skye nor Tautomer shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other Party, without the prior written consent of the other Party. The Parties (and any successor, assignee, transferee, or Affiliate of a Party) shall not treat or report the relationship between the Parties arising under this Agreement as a partnership for applicable tax purposes without the prior written consent of the other Party unless required by applicable Laws.
15.4Waiver. The waiver by either Party hereto of any right hereunder, or of any failure of the other Party to perform, or of any breach by the other Party, shall not be deemed a waiver of any other right hereunder or of any other breach by or failure of such other Party whether of a similar nature or otherwise.

15.5Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice of law principles that would require application of the laws of a different jurisdiction.
15.6Severability. If any one or more of the provisions contained in this Agreement is held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless the absence of the invalidated provision(s) adversely affects the substantive rights of the Parties. The Parties shall in such an instance use their best efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) which, insofar as practical, implement the purposes of this Agreement.
15.7Cumulative Remedies. No remedy referred to in this Agreement is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.
15.8Waiver of Rule of Construction. Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement. Accordingly, the rule of construction that any ambiguity in this Agreement shall be construed against the drafting Party shall not apply.
15.9Translations. This Agreement is in the English language only, which language shall be controlling in all respects, and all versions hereof in any other language shall be for accommodation only and shall not be binding upon the Parties. All communications and notices to be made or given pursuant to this Agreement, and any dispute proceeding related to or arising hereunder, shall be in the English language. If there is a discrepancy between any translation of this Agreement and this Agreement, this Agreement shall prevail.
15.10Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as necessary or appropriate in order to carry out the purposes and intent of this Agreement.
15.11Counterparts. This Agreement may be executed in two or more counterparts by original signature, facsimile or PDF files, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument
[Signature page follows]

In Witness Whereof, each Party has caused this Agreement to be executed on its behalf by its duly authorized representatives as of the Execution Date.

Skye Bioscience, Inc. By: /s/ Punit Dhillon Name: Punit Dhillon Title: CEO & Chairman	Tautomer Bioscience (Pty) Limited By: /s/ Martin S. Magwaza Name: Martin S. Magwaza Title: Founder & CEO

Exhibit A
Joint Press Release

Schedule 1.58
Licensed Compound
[***]

Schedule 5.2
Initial Development Plan

[***]

Schedule 13.3
Determination of Buy-Out Amount
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